Filed Pursuant to Rule 424(b)(3)
File No. 333-106888

PROSPECTUS
$360,000,000

STARWOOD HOTELS &

RESORTS WORLDWIDE, INC.
(Issuer)
STARWOOD HOTELS &
RESORTS
(Conversion Guarantor)

SHERATON HOLDING CORPORATION

(Note Guarantor)

3.50% CONVERTIBLE SENIOR NOTES,

SHARES ISSUABLE UPON CONVERSION THEREOF,
LIMITED CONVERSION GUARANTEE OF
STARWOOD HOTELS & RESORTS AND
GUARANTEE OF SHERATON HOLDING CORPORATION

      On May 16, 2003 we issued and sold $300,000,000 aggregate principal amount of our 3.50% Convertible Senior Notes due 2023 and on May 28, 2003 we issued and sold an additional $60,000,000 aggregate principal amount of our notes.

      The selling securityholders named in this prospectus may offer and sell from time to time up to $360,000,000 aggregate principal amount of the notes and the Shares issuable upon conversion of the notes. The notes are senior unsecured obligations of Starwood Hotels & Resorts Worldwide, Inc. and are fully and unconditionally guaranteed by Sheraton Holding Corporation, our wholly owned subsidiary. The notes are effectively junior to our secured indebtedness and to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries other than Sheraton Holding Corporation. Starwood Hotels & Resorts, our subsidiary, has guaranteed the issuance of the Class B shares of beneficial interest upon conversion of the notes in those situations where a Share includes a Corporation Share and a Class B Share if Starwood Hotels & Resorts Worldwide, Inc. fails to direct Starwood Hotels & Resorts to issue the Class B shares of beneficial interest.

      The notes bear interest at a rate of 3.50% per annum. Commencing with the six-month period beginning on May 16, 2006, we will also pay contingent interest on the notes during any six-month period following a six-month period in which the average trading price of a note is above the specified levels described in this prospectus. Interest on the notes is payable on May 16 and November 16 of each year, beginning November 16, 2003. The notes mature on May 16, 2023, unless earlier converted, redeemed or purchased by us.

      Each $1,000 principal amount of the notes is convertible at the option of the holder at a conversion rate of 20 Shares per $1,000 principal amount, or $50.00 per Share, subject to adjustments described herein, only in the following circumstances:

•	if the trading price of our Shares is more than 120% of the conversion price per Share as described in this prospectus;

•	if we call the notes for redemption;

•	if the credit ratings assigned to the notes decline below the levels described in this prospectus; or

•	upon the occurrence of specified corporate transactions described in this prospectus.

      In lieu of delivering Shares upon a conversion of all or a portion of the notes, we may choose to deliver cash or a combination of cash and Shares. The Shares are listed on the New York Stock Exchange under the symbol “HOT”. On July 7, 2003, the last reported sale price for the Shares on the New York Stock Exchange was $29.95 per Share. Each Share consists of one share of our common stock and one Class B share of beneficial interest of our subsidiary, Starwood Hotels & Resorts.

      We may redeem the notes for cash at any time on or after May 23, 2006. Holders of the notes may require us to purchase all or a portion of their notes on May 16 of each of 2006, 2008, 2013 and 2018 at 100% of their principal amount, plus any accrued and unpaid interest (including contingent interest, if any) to, but not including, the purchase date. We may choose to pay the purchase price in cash or Shares or any combination of cash and Shares, as described herein. The holders of the notes may also require us to repurchase the notes in cash in the event of a change in control occurring on or before May 16, 2006.

      The notes are subject to special United States federal income tax rules. For a summary of certain United States federal income tax considerations of the purchase, ownership and disposition of the notes, see “Certain United States Federal Income Tax Considerations” beginning on page 43.

       Investing in the notes involves risks. See “Risk Factors” beginning on page 6.

      We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the Shares issuable upon conversion of the notes.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July 21, 2003.

WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
THE OFFERING
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
PRICE RANGE OF THE SHARES AND DIVIDEND POLICY
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate as of the date hereof.

Where You Can Find More Information	1
Summary	2
Risk Factors	6
Forward-Looking Statements	10
Use of Proceeds	11
Ratios of Earnings to Fixed Charges	11
Price Range of the Shares and Dividend Policy	12
Description of the Notes	14
Description of Capital Stock	35
Certain United States Federal Income Tax Considerations	43
Selling Securityholders	54
Plan of Distribution	56
Legal Matters	58
Experts	58

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also read and copy those documents at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Our SEC filings are also available to the public over the Internet on the SEC’s web site at http://www.sec.gov. Our filings are also available on our website at http://www.starwood.com as soon as reasonably practicable following the time that they are filed with or furnished to the SEC. The contents of our website are not a part of this prospectus.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 1-7959) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of this prospectus until all of the securities covered by this prospectus are sold by the selling securityholders:

•	our Joint Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Joint Annual Report on Form 10-K/A for the year ended December 31, 2002, filed with the SEC on July 7, 2003;

•	our Joint Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Joint Current Reports on Form 8-K filed with the SEC on January 30, 2003, May 6, 2003, May 9, 2003, June 12, 2003 and July 7, 2003;

•	the descriptions of our Shares contained in our Registration Statements on Form 8-A filed with the SEC on October 3, 1986, January 4, 1999, March 15, 1999, and any amendments or reports we may file with the SEC for purposes of updating such descriptions; and

•	the description of our Series A Participating Preferred Stock and related rights contained in our Registration Statement on Form 8-A filed with the SEC on March 15, 1999, and any amendments or reports we may file with the SEC for purposes of updating such descriptions.

      You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) by writing or telephoning us at the following address:

Starwood Hotel & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
Attention: General Counsel
(914) 640-8100

SUMMARY

      This summary contains a general summary of the information contained in this prospectus. The summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are part of our Joint Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Joint Annual Report on Form 10-K/A for the year ended December 31, 2002 and our Joint Quarterly Report on Form 10-Q for the period ended March 31, 2003, as filed with the SEC and incorporated by reference in this prospectus. You should carefully consider the information contained in and incorporated by reference in the entire prospectus including the information set forth under the heading “Risk Factors”, beginning on page 6 of this prospectus. Except as the context may otherwise require, references to “Starwood”, “the Corporation”, “we”, “us” and “our” are to Starwood Hotels & Resorts Worldwide, Inc., references to “the Trust” are to our subsidiary, Starwood Hotels & Resorts, references to a “Share” are to, collectively, the attached unit consisting of one share of our common stock and one Class B share of beneficial interest, par value $0.01 per share (Class B Shares), of the Trust, and references herein to properties we “own” or our “owned hotels” include wholly owned properties, consolidated joint-venture properties and properties we lease from third parties.

General

      We are one of the world’s largest hotel and leisure companies. Our status as one of the leading hotel and leisure companies resulted from the 1998 acquisition of Westin Hotels & Resorts Worldwide, Inc. and certain of its affiliates (Westin) (the Westin Merger) and the 1998 acquisition of ITT Corporation (the ITT Merger), renamed Sheraton Holding Corporation (Sheraton Holding) and the acquisition of Vistana Inc. (renamed Starwood Vacation Ownership, Inc. or SVO) in October 1999. We conduct our hotel and leisure business both directly and through our subsidiaries. Our brand names include St. Regis®, The Luxury Collection®, Sheraton®, Westin®, W® and Four Points® by Sheraton. Through these brands, we are well represented in most major markets around the world. Our operations are grouped into two business segments, hotels and vacation ownership operations.

      Our revenue and earnings are derived primarily from hotel operations, which include the operation of our owned hotels; management and other fees earned from hotels that we manage pursuant to management contracts; and the receipt of franchise and other fees.

      Our hotel business emphasizes the global operation of hotels and resorts primarily in the luxury and upscale segment of the lodging industry. We seek to acquire interests in, or management or franchise rights with respect to, properties in this segment. At March 31, 2003, our hotel portfolio included owned, leased, managed and franchised hotels totaling 745 hotels with approximately 228,000 rooms in 79 countries, and is comprised of 163 hotels that we own or lease or in which we have a majority equity interest (substantially all of which hotels we also manage), 278 hotels managed by us on behalf of third-party owners (including entities in which we have a minority equity interest) and 304 hotels for which we receive franchise fees.

      Our revenues and earnings are also derived from the development, ownership and operation of vacation ownership resorts, marketing and selling vacation ownership interests, which we refer to as VOIs, in the resorts and providing financing to customers who purchase such interests. At March 31, 2003, we had 18 vacation ownership resorts in the United States and the Bahamas.

      The Trust was organized in 1969, and Starwood was incorporated in 1980, both under the laws of Maryland. Sheraton Hotels & Resorts and Westin Hotels & Resorts, our largest brands, have been serving guests for more than 60 years. SVO (and its predecessor, Vistana, Inc.) has been selling VOIs for more than 20 years.

      Our principal executive offices are located at 1111 Westchester Avenue, White Plains, New York 10604, and our telephone number is (914) 640-8100.

THE OFFERING

Issuer	Starwood Hotels & Resorts Worldwide, Inc.

Note Guarantor	Sheraton Holding Corporation.

Securities Offered	$360,000,000 aggregate principal amount of 3.50% Convertible Senior Notes due 2023.

Maturity	May 16, 2023.

Interest	3.50% per year on the principal amount payable semi-annually in arrears on May 16 and November 16 of each year, beginning November 16, 2003.

Ranking	The notes rank equal in right of payment with all our other senior unsecured indebtedness. The notes are effectively junior to our secured indebtedness and to all existing and future obligations, including trade payables, of each of our subsidiaries other than Sheraton Holding Corporation, the guarantor of the notes.

Conversion Rights	Holders may surrender notes for conversion into Shares on or after August 14, 2003, but prior to the maturity date, only if any of the following conditions is satisfied:

• the closing sale price per Share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 120% of the conversion price per Share on that 30th trading day;

• if we have called the notes for redemption;

• during such period, if any, that the credit rating assigned to the notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Group is reduced below ba3 and BB-, respectively, if the credit rating assigned to the notes is suspended or withdrawn by both such rating agencies or if neither rating agency is rating the notes; or

• upon the occurrence of specified corporate transactions as described herein.

Holders may convert any outstanding notes (or portions of outstanding notes) into Shares at the initial conversion rate of approximately 20.0000 Shares per $1,000 principal amount of notes (which represents an initial conversion price of $50.00 per Share). The conversion rate may be adjusted for certain reasons. In general, we will not pay accrued interest on any notes that are converted into Shares. In lieu of delivering Shares upon conversion of all or any portion of the notes, we may elect to pay holders surrendering notes for conversion cash or any combination of cash and Shares as described herein. See “Description of the Notes — Conversion Rights”.

Contingent Interest	We will pay contingent interest to the holders of the notes during any six-month period from, and including, May 16 to but excluding November 16 and from, and including, November 16 to but excluding May 16, commencing with the six-month period beginning on May 16, 2006 if the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of such note. The amount of contingent interest payable per note in respect of any six-month period will equal the greater of (i) a per annum rate equal to 0.4125% (which equals 5.0% of our per annum borrowing rate on May 9, 2003 for senior nonconvertible fixed rate indebtedness with a maturity comparable to the notes, estimated in good faith by us), multiplied by the principal amount of such note and (ii) a per annum rate of .25% multiplied by the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period.

Sinking Fund	None.

Optional Redemption by Starwood	We may redeem all or a portion of the notes for cash at any time on or after May 23, 2006 for a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including contingent interest, if any, to but not including the redemption date. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of notes. See “Description of Notes — Optional Redemption by Starwood”.

Purchase of the Notes at the Option of the Holder	Each holder of the notes may require us to purchase all or a portion of its notes on May 16 of each of 2006, 2008, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the notes so required to be purchased plus accrued and unpaid interest, including contingent interest, if any, to, but not including, the date of purchase. We may elect to pay the purchase price in cash, Shares or any combination of cash and Shares. See “Description of the Notes — Purchase of the Notes at the Option of the Holder”.

Purchase at the Option of the Holder Upon Change in Control	Upon a change in control of Starwood occurring on or prior to May 16, 2006, each holder of the notes may require us to purchase all or a portion of its notes in cash at a price equal to 100% of the principal amount of the notes so required to be purchased plus accrued and unpaid interest, including contingent interest, if any, to, but not including the date of purchase. See “Description of the Notes — Purchase at the Option of the Holder Upon Change in Control”.

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the Shares issuable upon conversion of the notes.

Registration Rights	We, the Trust and Sheraton Holding Corporation have filed with the SEC this registration statement, of which this prospectus is a part, pursuant to a registration rights agreement among us, Sheraton Holding Corporation and Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities

Inc., the initial purchasers. We and Sheraton Holding Corporation each agreed to use reasonable efforts to cause the registration statement to become effective within the time periods specified in the agreement and to use our reasonable efforts to keep the registration statement effective until the earliest of: (i) one year after the last date of original issuance of any notes and (ii) the date on which all the notes and Shares issuable upon conversion of the notes that are registered under the shelf registration statement and owned by holders that complete and deliver in a timely manner the selling securityholder notice and questionnaire are sold pursuant to the registration statement. See “Description of the Notes — Registration Rights”.

Taxation	The notes and Shares issuable upon conversion of the notes are subject to special and complex United States federal income tax rules. Prospective investors are strongly urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes and Shares. See “Certain United States Federal Income Tax Considerations”.

Certain Covenants	Except for the limitations on liens, sale and lease-back transactions, and consolidation, merger and sale of assets described below under “Description of Notes — Certain Covenants”, the indenture and the terms of the notes do not contain any covenants or other provisions designed to afford holders of notes protection in the event of a highly leverage transaction involving Starwood.

Risk Factors	You should read carefully the “Risk Factors”, beginning on page 6 of this prospectus to ensure that you understand the risks associated with an investment in the notes.

RISK FACTORS

      You should carefully consider the following risk factors, in addition to the other information contained or incorporated in this prospectus, including the information under “Risk Relating to Hotel, Resort and Vacation Ownership Operations”, “Tax Risks”, and “Risk Relating to Ownership of Our Shares”, each contained in our Joint Annual Report on Form 10-K for the year ended December 31, 2002, as amended by our Joint Annual Report on Form 10-K/A for the year ended December 31, 2002, before purchasing the securities offered hereby. We believe these are all the material risks currently facing our business, but additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations.

Risks Relating to the Notes

      You should consider the special United States federal income tax consequences of owning the notes and Shares. In general, you will be required to accrue interest on the notes as income for United States federal income tax purposes, regardless of whether you use the cash or accrual method of tax accounting. You will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments, and to treat the amount of cash and the fair market value of any Shares received upon a conversion of the notes as a contingent payment. Therefore, you will be required, in general, to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the notes (8.25%), rather than at a lower rate based on the accruals on the notes for non-tax purposes. Accordingly, owners of the notes will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes. Furthermore, upon a sale, exchange, conversion or redemption of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the notes. The amount realized by you effectively will include, in the case of a conversion, the amount of cash and the fair market value of the Shares you receive. Any gain on the sale, exchange, conversion or redemption of a note will be treated as ordinary interest income. You are strongly urged to consult your own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes and Shares. For a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes and Shares, see “Certain United States Federal Income Tax Considerations”.

      If you are not a United States person for United States federal income tax purposes, a 30% withholding tax may be imposed on a portion of the cash and Shares deliverable upon conversion of a note, and an investment in the notes or Shares might have other adverse United States federal income tax consequences to you. Non-United States persons must consult with their own tax advisors and carefully consider the adverse tax consequences of an investment in the notes and Shares. For a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes and Shares by non-United States persons, see “Certain United States Federal Income Tax Considerations”, including the discussion under “Certain United States Federal Income Tax Considerations — Non-U.S. Holders”.

      The indenture permits us to designate at will subsidiaries to be unrestricted. The indenture contains provisions that permit our board of directors to designate a restricted subsidiary as an unrestricted subsidiary at any time. Any subsidiary that is designated unrestricted will not be subject to the covenants in the indenture, and as a result, will be able to create mortgages, pledges or other liens upon its principal property and engage in sale and lease-back transactions. We have declared all of our subsidiaries unrestricted subsidiaries and do not presently contemplate that we will have any restricted subsidiaries.

      We may not be in compliance with our leverage covenants under our senior credit facility in future quarters which could result in an event of default if we are not able to obtain a waiver from the lenders or amend the senior credit facility. Our senior credit facility requires us to be below a maximum leverage ratio, that is, consolidated indebtedness to consolidated EBITDA, at the end of each quarter. If our leverage ratio were above the maximum leverage ratio at the end of any quarter and the lenders do not waive such non-compliance or amend the leverage ratio requirement, we would be in default under the senior credit facility and the lenders under the senior credit facility would have the right to terminate their commitments under the senior credit facility and declare all outstanding amounts under the senior credit facility due and payable. For the quarters ended March 31, 2003 and June 30, 2003, we would not have been in compliance with the original leverage ratio covenant and were required to amend the credit facility in order to avoid an event of default. The amendments adjusted the leverage ratio covenant for the first quarter of 2003 and the next nine quarters (through June 30, 2005), and we now expect to be in compliance with the covenant for the remaining term of the senior credit facility. However, there can be no assurance that we will continue to be in compliance with the covenant or that we will be able to obtain any waivers or amendments to the senior credit facility in the event that we are not in compliance with the covenant.

      The trading market for the notes may be limited. The notes are a new issue of securities for which there is currently no trading market, except for limited trading on the PORTAL Market. Although the notes that were sold to qualified institutional buyers pursuant to Rule 144A are eligible for trading on the PORTAL Market, the notes resold pursuant to this prospectus will no longer trade on the PORTAL Market. As a result, there may be limited trading for the notes. We have no plans to list the notes on a securities exchange or automated quotation system.

      The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the price of our Shares, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market may not develop for the notes. The price at which you may be able to sell the notes, if at all, may be less than the price you pay for them, particularly if an active trading market does not develop.

      If you hold notes, you will not be entitled to any rights with respect to our Shares, but you will be subject to all changes made with respect to our Shares. If you hold notes, you will not be entitled to any rights with respect to our Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Shares), but you will be subject to all changes affecting the Shares. You will only be entitled to rights on the Shares if and when we deliver Shares to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the Shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Shares.

      Holders of the notes are effectively junior to the indebtedness and other obligations of our subsidiaries other than Sheraton Holding Corporation. Only Sheraton Holding Corporation guarantees the notes. Our non-guarantor subsidiaries include, but are not limited to, the Trust which owns a substantial amount of our real estate, our operating subsidiaries other than Sheraton Holding Corporation, our foreign subsidiaries, joint venture entities and non-wholly-owned subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and trade collectors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. On March 31, 2003 the notes would have been effectively junior to $1.537 billion of indebtedness of our non-guarantor subsidiaries.

      Any decrease in the price of our Shares will negatively affect the trading value of the notes. The market price of the notes is expected to be significantly affected by the market price of our Shares. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. In particular, decreases in the market price of our Shares are likely to result in decreases in the trading value of the notes.

      The notes are not protected by many restrictive covenants. The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. Except for the limitations on liens, sale and leaseback transactions and consolidation, merger and sale of assets described below under “Description of Notes — Certain Covenants” and the right to require us to purchase the notes upon a change in control as described under “Description of the Notes — Purchase at the Option of the Holder Upon Change in Control”, the indenture and the notes do not contain any covenants or other provisions designed to afford holders of notes protection in the event of a highly leveraged transaction or a change in control. Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

      We may be unable to meet the requirements under the indenture to purchase your notes. Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. In addition, you may require us to purchase all or a portion of your notes on May 16 of each of 2006, 2008, 2013 and 2018. If a change in control were to occur or if you elect to require us to purchase your notes, we may not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the purchase of the notes and provide that a change in control constitutes an event of default. Our current senior credit agreement provides that a change in control (as defined therein) constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase the notes may constitute an event of default under the terms of our other debt. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      To service our Indebtedness, we will require a significant amount of cash. We have a substantial amount of indebtedness and had a working capital deficiency of $1.025 billion at March 31, 2003. Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts will depend on our future performance and financial results, which, to a certain extent, are subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control, including the severity and duration of the current economic downturn.

      We cannot assure you that our business will generate sufficient cash flow from operations at or above historical levels, that currently anticipated results will be achieved, that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the notes, on terms favorable to us.

      On May 6, 2003, Standard & Poor’s downgraded our corporate credit rating from BBB- (investment grade on Credit Watch with negative implications) to BB+ (non-investment grade with a stable outlook). For more information see our Current Report on Form 8-K filed with the SEC on May 6, 2003. The downgrade will likely result in higher borrowing costs on future financings.

      Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      On the basis of financial information, operating history and other factors, we believe that Sheraton Holding Corporation, after giving effect to its guarantee of these notes, was not insolvent, did not have unreasonably small capital for the business in which it was engaged and did not incur debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

FORWARD-LOOKING STATEMENTS

      Certain information included or incorporated by reference in this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements may include, but are not limited to, statements relating to our objectives, strategies and plans, and all statements (other than historical fact) that address actions, events or circumstances that we or management expect, believe or intend to occur in the future. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated at the time the forward-looking statements are made, including, without limitation, risks and uncertainties associated with the following:

•	the continued ability of the Trust to qualify for taxation as a real estate investment trust (“REIT”);

•	our ability to attract and retain personnel;

•	identification, completion, terms and timing of future acquisitions and dispositions;

•	the availability of capital for acquisitions and for renovations;

•	execution of hotel renovation and expansion programs;

•	the ability to maintain existing management, franchise or representation agreements and to obtain new agreements on favorable terms;

•	competition within the lodging and leisure industry and from emerging technologies;

•	the cyclicality of the real estate business and the hotel business;

•	foreign exchange fluctuations and exchange control restrictions;

•	general real estate, travel and national and international economic conditions, including the duration and severity of the current global economic downturn;

•	the hospitality industry’s pace of recovery from the continuing war on terrorism and the situation in the Middle East;

•	traveler fear of contagious disease;

•	political, financial and economic conditions and uncertainties in countries in which we own property or operate;

•	the impact of Internet reservation channels;

•	our reliance on technology;

•	changes in current laws, rules or regulations of governmental or other regulatory bodies; and

•	the other risks and uncertainties set forth in the annual, quarterly and current reports and proxy statements of the Trust and the Corporation.

      We disclaim any duty to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the Shares issuable upon conversion of the notes.

RATIOS OF EARNINGS TO FIXED CHARGES

      Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as set forth in the table below.

						Fiscal
						Quarter
						Ended
	Fiscal Year Ended December 31,					March 31,

	1998(a)	1999	2000	2001	2002	2003

Ratios of Earnings to Fixed Charges	1.25x	1.83x	2.24x	1.44x	1.68x	(b)

(a)	Represents the results of ITT Corporation (now Sheraton Holding Corporation) and our results (inclusive of Westin Hotels & Resorts Worldwide, Inc.) for the period from the closing of the ITT Corporation merger (February 23, 1998) through December 31, 1998.

(b)	Earnings were not sufficient to cover fixed charges by $168 million.

     “Earnings” consist of income (loss) from continuing operations before income taxes, minority equity in net income, amortization of interest capitalized, distributions in excess of equity earnings and losses and fixed charges. “Fixed Charges” consist of interest expense (including interest costs capitalized) and other financing charges.

PRICE RANGE OF THE SHARES AND DIVIDEND POLICY

Price Range

      The Shares are listed and traded on the New York Stock Exchange under the symbol “HOT”. The following table provides, for the calendar quarters indicated, the high and low sales prices per Share on the New York Stock Exchange Composite Tape.

Period	High	Low

2001
First Quarter	$39.55	$31.75
Second Quarter	40.89	31.30
Third Quarter	37.34	17.10
Fourth Quarter	30.59	20.80
2002
First Quarter	$39.84	$29.31
Second Quarter	39.94	32.50
Third Quarter	33.50	21.50
Fourth Quarter	26.01	19.00
2003
First Quarter	$26.95	$21.68
Second Quarter	30.65	23.44
Third Quarter (through July 7)	30.06	28.31

Distributions Made/Declared

      The following table sets forth the frequency and per Share amount of distributions made by the Trust to holders of Shares for the years ended December 31, 2002 and 2001:

	Distributions
Period	Made

2001
First Quarter	$0.20
Second Quarter	0.20
Third Quarter	0.20
Fourth Quarter	0.20	(a)
2002
Annual distribution	0.84	(a)

(a)	We switched from a quarterly distribution to an annual distribution in 2002 and the Trust declared distributions in the fourth quarter of 2002 and 2001 to shareholders of record on December 21, 2002 and 2001, respectively. The distributions were paid in January 2003 and 2002, respectively.

     The Corporation has not paid any cash dividends since its organization and does not anticipate that it will pay any such dividends in the foreseeable future.

      As a consequence of our reorganization in 1999, pursuant to which the Trust became a subsidiary of Starwood, holders of Class B shares of the Trust are entitled, subject to certain conditions, to receive a noncumulative annual distribution, which was set at an initial rate of $0.60 per Share for 1999, to the extent the distribution is authorized by the board of trustees of the Trust. The distribution was increased to an annual rate of $0.80 per Share in 2001. In the beginning of 2002, we shifted from paying a quarterly distribution to holders of Shares to paying an annual distribution (and intend to continue distributions on an annual basis for 2003). For 2002, the Trust paid a distribution of $0.84 per Share. Unless distributions for the then current distribution period have been paid on the Class B shares of the Trust, the Trust is not permitted to pay a distribution on its Class A shares (except in certain circumstances). We anticipate the 2003 distribution will be $0.84 per Share. The final determination of the amount of the distributions will be subject to economic and financial consideration, as well as approval by the board of trustees of the Trust.

      The Corporation’s ability to pay dividends and the Trust’s ability to pay distributions are subject to contractual restrictions contained in our senior credit facility.

DESCRIPTION OF THE NOTES

      The notes were issued under the indenture described below, dated May 16, 2003, among Starwood, Sheraton Holding Corporation, our wholly owned subsidiary, as guarantor, the Trust and U.S. Bank National Association, as trustee. The notes and the Shares issuable upon the conversion of the notes are covered by a registration rights agreement. The indenture and the registration rights agreement are exhibits to the registration statement of which this prospectus is a part. The following summary of certain provisions of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture, copies of which are available as set forth below under “Where You Can Find More Information”. All capitalized terms have the meanings specified in the indenture unless otherwise defined herein. In this description, references to a “Share” refer collectively to the attached unit consisting of one Corporation Share and one Class B Share as described under “Description of Capital Stock”.

Brief Description of the Notes

      The notes

•	are limited in aggregate principal amount to $360,000,000;

•	bear interest at a per annum rate of 3.50%, payable semi-annually in arrears on each May 16 and November 16, beginning November 16, 2003;

•	accrue contingent interest, which may be payable as set forth below under “— Contingent Interest”;

•	are general senior unsecured obligations of Starwood;

•	are fully and unconditionally guaranteed by the subsidiary guarantor, Sheraton Holding Corporation, for so long as such subsidiary guarantor also guarantees our senior credit facility;

•	are convertible into Shares as described below under “— Conversion Rights”;

•	are redeemable at our option on or after May 23, 2006, upon the terms and at the redemption prices set forth below under “— Optional Redemption by Starwood”;

•	are subject to repurchase by us at the holder’s option upon the terms and at the purchase prices set forth below under “— Purchase of the Notes at the Option of the Holder” and “— Purchase at the Option of the Holder Upon Change in Control”; and

•	are due on May 16, 2023, the maturity date, unless earlier converted, redeemed by us at our option or purchased by us at the holder’s option.

      Except for the limitations on liens, sale and leaseback transactions and consolidation, merger and sale of assets of Starwood described below, the indenture and the terms of the notes do not contain any covenants or other provisions designed to afford holders of notes protection in the event of a highly leveraged transaction involving Starwood.

      For information regarding conversion, registration of transfer and exchange of global notes, see “— Global Notes; Book Entry Form” below.

Interest

      The notes bear interest at a rate of 3.50% per annum from May 16, 2003. We also will pay contingent interest on the notes in the circumstances described under “— Contingent Interest”. We will pay interest semi-annually in arrears on May 16 and November 16 of each year beginning November 16, 2003, to the holders of record at the close of business on the preceding May 1 and November 1, respectively. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued interest on any notes that are converted into Shares. See “— Conversion Rights”. If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that the holder surrenders notes for conversion, the holder must pay to us an amount equal to the interest that has accrued on the notes and that will be paid to the holder on the related interest payment date. The preceding sentence does not apply, however, to a holder that converts notes that are called by us for redemption after a record date for an interest payment but prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for the payment of interest on notes of any holder but prior to the corresponding interest payment date, and such holder chooses to convert those notes, the holder will not be required to pay us, at the time that holder surrenders those notes for conversion, the amount of interest it will receive on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if we elect to redeem the notes on a date that is after the record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued interest on the notes being redeemed to, but not including, the redemption date to the same person to whom we will pay the principal of those notes.

      Except as provided below, we will pay interest on:

•	the global note to DTC in immediately available funds; and

•	any definitive notes by check mailed to the holders of those notes.

      At maturity, interest on the definitive notes will be payable at the office of the trustee as set forth above. Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in the notes each beneficial owner of a note will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. In accordance with the foregoing, beneficial owners will be required, in general, to accrue interest based on the rate at which we would issue a fixed rate nonconvertible debt instrument with terms and conditions similar to the notes (8.25%), rather than at a lower rate based on the accruals on the notes for non-tax purposes. Accordingly, owners of the notes will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes. See “Certain United States Federal Income Tax Considerations”.

Ranking; The Guarantee

      The notes rank equal in right of payment with all our other senior unsecured indebtedness. The notes are effectively junior to our secured indebtedness and to all existing and future obligations, including trade payables, of our subsidiaries other than Sheraton Holding Corporation. See “Risk Factors — Holders of the notes are effectively junior to the indebtedness and other obligations of our subsidiaries other than Sheraton Holding Corporation”.

      The guarantee of the notes is a senior unsecured obligation of Sheraton Holding Corporation, the subsidiary guarantor, and is equal in right of payment with the obligations of the subsidiary guarantor as the subsidiary guarantor of our senior credit facility, our senior secured notes facility, our Series B Convertible Notes and as issuer under Sheraton Holding Corporation’s public debt. To the extent that the subsidiary guarantor is released under our senior credit facility, or our senior credit facility is refinanced without the subsidiary guarantor or is otherwise terminated, the subsidiary guarantor will also be released from its guarantee of the notes. The obligations of Sheraton Holding Corporation will be limited as necessary to prevent the subsidiary guarantee from constituting a fraudulent conveyance under applicable law.

Conversion Rights

      Subject to restrictions described under “— Share Separation” below, you may convert any outstanding notes (or portions of outstanding notes) into Shares at the initial conversion rate of approximately 20.0000 Shares per $1,000 principal amount of notes (which represents an initial conversion price of $50.00 per Share).

      The conversion rate is, however, subject to adjustment as described below. We will not issue fractional Shares upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing sale price of the Shares on the trading day immediately preceding the conversion date. You may convert notes only in denominations of $1,000 and integral multiples of $1,000.

      The Trust has guaranteed the issuance of Class B Shares upon conversion of the notes under those circumstances where a Share includes both a Corporation Share and a Class B Share if the Corporation fails to direct the Trust to issue Class B Shares to the holders.

General

      Subject to the restrictions described below under “— Share Separation”, holders may surrender notes for conversion into Shares on or after August 14, 2003, the date 90 days after the date of original issuance of the notes, but prior to the maturity date, only if any of the following conditions is satisfied:

•	the closing sale price per Share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 120% of the conversion price per Share on that 30th trading day;

•	if we have called the notes for redemption;

•	during such period, if any, that the credit rating assigned to the notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Group is below a specified level (as specified below under “Conversion Upon Credit Rating Event”), if the credit rating assigned to the notes is suspended or withdrawn by both such rating agencies or if neither rating agency is rating the notes; or

•	upon the occurrence of specified corporate transactions as described below.

Conversion Upon Satisfaction of Market Price Condition

      A holder may surrender any of its notes for conversion into Shares during any calendar quarter if the closing sale price per Share on the principal national securities exchange on which the Shares are listed, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter, exceeds 120% of the conversion price per Share on that 30th trading day. The conversion agent, which is currently the trustee, will, on our behalf, determine at the end of each quarter if the notes are convertible as a result of the market price of the Shares and notify us.

Conversion Upon Notice of Redemption

      A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture. Upon conversion after a redemption call, we may, at our option, in lieu of delivering Shares to the holder, elect to pay an amount in cash as described herein. We will give notice of our election to pay cash in lieu of Shares upon a conversion in the notice of redemption.

Conversion Upon Credit Rating Event

      A holder may surrender any of its notes for conversion during any period in which the respective credit ratings assigned to the notes by both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Group are reduced below ba3 and BB-, respectively, if the credit rating assigned to the notes is suspended or withdrawn by both such rating agencies or if neither rating agency is rating the notes.

Conversion Upon Specified Corporate Transactions

      Even if the market price condition described above has not occurred, if we elect to:

•	distribute to all holders of Shares certain rights entitling them to purchase, for a period expiring within 60 days, Shares at a per Share price less than the market price per Share at the time;

•	distribute to all holders of Shares our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% (20% upon a Trust Assumption Event (as defined below)) of the closing sale price per Share on the day preceding the declaration for such distribution; or

•	effect a Share Separation, as described below under “— Share Separation”,

we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time on or after August 14, 2003, the date 90 days after the date of original issuance of the notes, until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which the Shares would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which Shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into Shares will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. If the transaction also constitutes a “change in control”, as defined below, the holder can require us to purchase all or a portion of its notes as described under “— Purchase at the Option of the Holder Upon Change in Control”.

      The “market price” of the Shares means the average sale prices of the Shares for the five-day trading period ending on the third trading day prior to the applicable purchase date or conversion date. We will adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five-day trading period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the Shares.

      The “sale price” of the Shares on any date means the closing sale price per Share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the Shares are traded or, if the Shares are not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation system or by the National Quotation Bureau Incorporated. In the absence of such a quotation, our board of directors will make a good faith determination of the sale price.

Conversion Procedures

      By delivering to the holder the Shares issuable upon conversion, together with a cash payment, if any, in lieu of fractional Shares, we will satisfy our obligation with respect to the notes. That is, accrued but unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

      You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of the Shares if you exercise your conversion rights, but you will be required to pay any transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of the Shares in a name other than yours. Shares will be issued or delivered in a name other than yours only after all applicable transfer taxes and duties, if any, payable by you have been paid.

      To convert a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert a definitive note, you must:

•	complete the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the note to be converted to which you are not entitled; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

      In lieu of delivering Shares upon conversion of all or any portion of the notes, we may elect to pay holders surrendering notes for conversion an amount in cash per note equal to the average closing sale price per Share for the five consecutive trading days (a) immediately following the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) ending on the third trading day prior to the conversion date, in the case of a conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on the conversion date.

      We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver Shares or to pay cash in lieu of delivery of the Shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described below under “— Optional Redemption by Starwood”. If we elect to deliver all of such payment in Shares, the Shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of Shares, will be made to holders surrendering notes no later than the tenth business day following the conversion date. If an event of default, as described below under “— Events of Default” (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).

      Our ability to pay holders cash in lieu of Shares upon a conversion of the notes may be limited by the terms of our then existing borrowing agreements.

      The conversion date will be the date on which all the foregoing requirements have been satisfied. The note will be deemed to have been converted immediately prior to the close of business on the conversion date.

Adjustments to the Conversion Rate

      We will adjust the initial conversion rate for:

•	dividends or distributions to the holders of Shares payable in Shares or other capital stock of Starwood;

•	subdivisions, combinations or certain reclassifications of the Shares (or any component of the Shares);

•	distributions to all holders of Shares of certain rights to purchase Shares for a period expiring within 60 days at less than the market price per Share at the time;

•	distributions to all holders of Shares of our assets, debt securities or certain rights to purchase our securities, which distribution has a per Share value as determined by our board of directors exceeding 15% (20% upon a Trust Assumption Event (as defined below)) of the closing sale price per Share on the day preceding the declaration for such distribution; and

•	a Share Separation, as described below under “— Share Separation”.

      However, no adjustment need be made if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one Share, distributed to the holders of Shares:

•	equals or exceeds the average quoted price of the Share, or

•	such average quoted price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the Shares, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such note immediately prior to the record date for determining holders of Shares entitled to receive the distribution.

      In the event that we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of the Shares, in each case over a measurement period following the distribution.

      In the event we elect to make a distribution described in the third, fourth or fifth bullet of the third preceding paragraph above, we will be required to give notice to the holders of the notes at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place. No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder would otherwise participate in the distribution without conversion or in certain other cases.

      The indenture permits us to increase the conversion rate from time to time.

      In the event of:

•	a taxable distribution to holders of Shares which results in an adjustment of the conversion rate, or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to federal income tax as a dividend. See “Certain United States Federal Income Tax Considerations — United States Holders — Constructive Distributions”.

      Notes surrendered for conversion by a holder during the period from the close of business on any record date for an interest payment but prior to the opening of business on the corresponding interest payment date, unless such notes have been called for redemption, must be accompanied by payment of an amount equal to the interest that has accrued on the notes and that will be paid to the holder on the related interest payment date. Except where notes are surrendered for conversion after a record date as described above, we will not pay accrued interest on any notes converted into Shares.

Contingent Interest

      Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes during any six-month period from, and including, May 16 to, but not including,

November 16 and from, and including, November 16 to, but not including, May 16, commencing May 16, 2006, if the average market price of a note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of such note.

      The amount of contingent interest payable per note in respect of any six-month period will equal the greater of (i) a per annum rate equal to 0.4125% (which equals 5.0% of our per annum borrowing rate on May 9, 2003 for senior non-convertible fixed rate indebtedness with a maturity date comparable to the notes, estimated in good faith by us), multiplied by the principal amount of such note, and (ii) a per annum rate of 0.25% multiplied by the average market price of a note for the five trading days ending on the second day immediately preceding the relevant six-month period. Contingent interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      We will pay contingent interest, if any, in the same manner as we will pay interest described above for regular interest payment and your obligations in respect of the payment of contingent interest in connection with the conversion of any notes will also be the same as described above under “— Conversion Procedures”. The market price of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $10 million principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from two unaffiliated securities dealers we select, provided that if:

•	at least two such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the market price of a note will equal (a) the then applicable conversion rate of such note multiplied by (b) the average closing price of the Shares on the five trading days ending on such determination date, appropriately adjusted.

      The bid solicitation agent is currently the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

      Upon determination that noteholders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period we will issue a press release and publish such information on our web site at www.starwoodhotels.com.

      In the event contingent interest is payable, we will not pay contingent interest accrued and unpaid on any note that is converted into Shares, except under certain limited circumstances. See “— Conversion Rights” above. If a holder of notes converts after a record date for an interest payment but prior to the corresponding interest payment date, it will receive on the interest payment date contingent interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders such notes for conversion, it must pay us an amount equal to the contingent interest that has accrued and will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that converts, after a record date for an interest payment but prior to the corresponding interest payment date, notes that are called by us for redemption. Accordingly, if we redeem notes on a date after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date the holder of such notes chooses to convert such notes, the holder will not be required to pay us, at the time it surrenders such notes for conversion, the amount of contingent interest on such notes it will receive on the interest payment date.

      We will pay contingent interest, if any, to a person other than the holder of record on the record date if we redeem the notes on a date that is after the record date and prior to the corresponding interest payment date. In this instance, we will pay contingent interest accrued and unpaid on the notes being redeemed to but not including the redemption date to the same person to whom we will pay the principal of such notes.

      Except as provided below, we will pay contingent interest on:

•	the global notes to DTC in immediately available funds;

•	definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these notes; and

•	definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these notes.

Optional Redemption by Starwood

      No sinking fund is provided for the notes. Prior to May 23, 2006, the notes will not be redeemable at our option. Beginning on May 23, 2006, we may redeem the notes for cash as a whole at any time, or from time to time in part for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (including contingent interest, if any), to, but not including the redemption date. We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of notes.

      Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. Upon conversion after a redemption call, we may, at our option, in lieu of delivering Shares to the holder, elect to pay an amount in cash equal to the average closing sale price per Share for the five consecutive trading days ending on the third trading day prior to the conversion date multiplied by the then applicable conversion rate. We will give notice of our election to pay cash in lieu of Shares upon a conversion in the notice of redemption.

      If we redeem less than all the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of the Notes at the Option of the Holder

      On May 16 of each of 2006, 2008, 2013, and 2018, each holder will have the right, at the holder’s option, subject to terms and conditions of the indenture, to require us to purchase notes for which the holder has properly delivered and not withdrawn a written purchase notice. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the third business day prior to the purchase date.

      The purchase price of the notes will be 100% of the principal amount of the notes so required to be purchased plus accrued and unpaid interest thereon (including contingent interest, if any) to, but not including, the purchase date.

      We may, at our option, elect to pay the purchase price in cash, Shares or any combination of cash and Shares.

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	whether we will pay the purchase price of notes in cash, Shares or any combination of cash and Shares, specifying the percentages of each;

•	if we elect to pay in Shares, the number of Shares will be equal to the purchase price divided by the average closing price per Share for the five consecutive trading days ending on the third trading day prior to the purchase date; and

•	the procedures that holders must follow to require us to purchase their notes, as described below.

      The purchase notice given by each holder electing to require us to purchase notes shall be given so as to be received by the paying agent no later than the close of business on the third business day prior to the purchase date and must state:

•	if certificated notes, the certificate numbers of the notes to be delivered by the holder for purchase;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000;

•	we are to purchase such notes pursuant to the applicable provisions of the indenture; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in Shares, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in Shares is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

(i) to withdraw the purchase notice as to some or all the notes to which it relates; or

(ii) to receive cash in such event in respect of the entire purchase price for all notes or portions of notes subject to such purchase notice.

      If the holder fails to indicate the holder’s choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

      If the notes are not in certificated form, the holder must comply with applicable DTC procedures.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	if certificated notes, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in Shares, the number of Shares to be delivered by us shall be equal to the portion of the purchase price to be paid in Shares divided by the market price of the Shares.

      Because the market price of the Shares is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the Shares to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in Shares only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      In addition to the above conditions, our right to purchase notes, in whole or in part, with Shares is subject to our satisfying the following conditions:

•	listing such Shares on the principal United States securities exchange on which then-listed Shares are listed or, if there are no then-listed Shares, on the Nasdaq National Market;

•	the registration of the Shares under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If these conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes to the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO, if required, or any other required schedule under the Exchange Act.

      Our obligation to pay the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid promptly following the later of the purchase date and the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, interest (including contingent interest, if any) on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, the note will cease to be outstanding and all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      Our ability to purchase notes with cash may be limited by the terms of our then existing borrowing agreements.

      We may not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes other than a default in the payment of the purchase price with respect to such notes.

Purchase at the Option of the Holder Upon Change in Control

      In the event of a change in control occurring on or prior to May 16, 2006, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes so required to be purchased plus accrued and unpaid interest thereon (including contingent interest, if any) to, but not including, the purchase date. We will be required to purchase the notes no later than 35 business days after the occurrence of such change in control. We refer to this date in this prospectus as the “change in control purchase date”.

      Under the indenture, a “change in control” of Starwood is deemed to have occurred at such time as:

•	any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, or any excluded person, files a Schedule TO (or any schedule, form or report under the Exchange Act) disclosing that such person has become the direct or indirect beneficial owner of 50% or more of the voting power of the Shares or other capital stock into which the Shares are reclassified or changed, with certain exceptions; or

•	there shall be consummated any Share exchange, consolidation or merger of Starwood pursuant to which the Shares will be converted into cash, securities or other property, in each case other than a Share exchange, consolidation or merger of Starwood in which the holders of the Shares immediately prior to the Share exchange, consolidation or merger of Starwood have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the Share exchange, consolidation or merger. See “— Certain Covenants — Consolidation, Merger or Sale”.

An “excluded person” is Barry S. Sternlicht or any of his affiliates in which he beneficially owns more voting securities than any other person.

      Within 15 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice must state, among other things:

•	the events causing a change in control;

•	the date of such a change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

•	if certificated notes, the certificate numbers of the notes to be delivered by the holder for purchase;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the indenture.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the notes being withdrawn;

•	if certificated notes, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such note to be paid in cash promptly following the later of the change in control purchase date and the time of delivery of such note.

      If the paying agent holds money sufficient to pay the change in control purchase price of the note on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, interest (including contingent interest, if any) on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, the note will cease to be outstanding and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO, if required, or any other required schedule under the Exchange Act.

      The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of Starwood. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate Shares;

•	to obtain control of Starwood by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in securities similar to the notes.

      Our ability to purchase notes with cash may be limited by the terms of our then existing borrowing agreements.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

      We may not purchase any notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to such notes.

Share Separation

      Subject to the next paragraph, the indenture provides that in the event of a transaction that results in the Corporation Shares trading on a national securities exchange separately from the Class B Shares, whether or not the Class B Shares continue to trade (a “Share Separation”), the notes will become convertible solely into Corporation Shares at a conversion price equal to the conversion price in effect immediately prior to the Share Separation multiplied by a percentage equal to one hundred percent minus the Trust Percentage. The “Trust Percentage” is the percentage derived by dividing the aggregate value of all the Class B Shares outstanding immediately after the Share Separation by the sum of (i) the aggregate value of all such Class B Shares and (ii) the aggregate value of all the Corporation Shares outstanding immediately after the Share Separation. All such values shall be based on the average closing prices on the applicable principal trading market of the Corporation Shares or the Class B Shares, as the case may be, over the first five consecutive trading days after the effective date of the Share Separation; provided that if the Class B Shares are not then traded on a national securities exchange, the aggregate value of the Class B Shares shall be determined in good faith by our board of directors based upon the valuation opinion of a nationally recognized investment bank. No conversions will be permitted from the record date for such Share Separation until the first business day after such five consecutive trading days. “Corporation Shares” and “Class B Shares” are described herein under “Description of Capital Stock”.

      In the event (a “Trust Assumption Event”) that (i) the Trust Percentage is greater than 50% and (ii) a Rating Event occurs, then the Trust shall assume all obligations of the Corporation under the notes and the indenture and the notes will be convertible solely into Class B Shares at a conversion price equal to the conversion price in effect immediately prior to the Share Separation multiplied by the Trust Percentage. A “Rating Event” means that, after the first public announcement by the Corporation of a Share Separation and before the effective date thereof, either Moody’s Investors Service, Inc. or

Standard & Poor’s Rating Group (or, in either case, if such person ceases to rate the notes for reasons outside of our control, any other “nationally recognized statistical rating organization” (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) selected by us as a replacement agency) rates the long-term senior debt of the Corporation below the rating of the notes in effect immediately prior to such public announcement. Upon the assumption of the Corporation’s obligations by the Trust in such circumstances, the Corporation will be discharged from all obligations under the notes and the indenture.

      Any Share Separation that would otherwise require adjustment of the conversion price under another provision of the indenture described under “— Conversion Rights — Adjustments to the Conversion Rate” above will not result in any such adjustment other than as described in the preceding two paragraphs.

      Following a Share Separation, but only where appropriate (as set out in the indenture governing the notes), the term “Share” shall mean a Corporation Share or, if a Trust Assumption Event occurs, a Class B Share.

      Upon the occurrence of a Trust Assumption Event, (i) either the Corporation or the Trust shall have the right for the next 60 days to redeem all the notes for cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the redemption date notes as described above and (ii) the holders of the notes shall have the right for the next 60 days to require the Trust to repurchase the notes for cash in an amount equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including contingent interest, if any) to, but not including, the purchase date.

      Upon a Trust Assumption Event, it is likely that beneficial owners of notes would be treated for United States federal income tax purposes as exchanging their existing notes for new notes issued by the Trust and required to recognize gain or loss on the deemed exchange. Potential owners must consult their own tax advisors in this regard.

Certain Covenants

      The indenture requires Starwood to comply with certain restrictive covenants as described below. The indenture does not require Starwood to maintain any Restricted Subsidiaries and Starwood does not intend to maintain any Restricted Subsidiaries. Accordingly, if Starwood elects not to maintain any Restricted Subsidiaries, the indenture will not provide any limitations on the activity of any Starwood subsidiary. However, the indenture does contain certain provisions applicable to both Starwood and to any companies maintained as Restricted Subsidiaries, and such provisions are described below.

Certain Definitions Used In the Covenants.

      Set forth below are certain definitions used in the indenture.

      “Capitalized Lease-Back Obligation” is defined to mean the total net rental obligations of Starwood or a Restricted Subsidiary under any lease entered into as part of a sale and lease-back transaction involving a Principal Property discounted to present value at the rate of 9% per annum.

      “Consolidated Net Tangible Assets” is defined to mean the total of all assets appearing on a consolidated balance sheet of Starwood and its Restricted Subsidiaries prepared in accordance with accounting principles generally accepted in the United States as of a date not more than 90 days prior to the date as of which Consolidated Net Tangible Assets are to be determined, but excluding

(i) the book amount of all segregated intangible assets;

(ii) all depreciation, valuation and other reserves;

(iii) current liabilities;

(iv) any minority interest in the stock and surplus of Restricted Subsidiaries;

(v) investments in subsidiaries which are not Restricted Subsidiaries;

(vi) deferred income and deferred liabilities; and

(vii) other items deductible under generally accepted accounting principles.

      “Principal Property” is defined to mean any single property owned by Starwood or any Restricted Subsidiary having a gross book value in excess of 2% of Consolidated Net Tangible Assets, except any such property or portion thereof which the Starwood board of directors by resolution declares is not of material importance to the total business conducted by Starwood and its Restricted Subsidiaries as an entirety.

      “Restricted Subsidiary” is defined to mean any subsidiary other than an Unrestricted Subsidiary.

      “Unrestricted Subsidiary” is defined to mean:

(i) any subsidiary 50% or less of the voting stock of which is owned directly by Starwood and/or one or more Restricted Subsidiaries; or

(ii) any subsidiary designated as an Unrestricted Subsidiary by the Starwood board of directors.

Designation of Restricted Subsidiaries and Unrestricted Subsidiaries.

      A Restricted Subsidiary may at any time be designated as an Unrestricted Subsidiary and an Unrestricted Subsidiary’s designation as such may at any time be rescinded by the Starwood board of directors, and any subsidiary may be the subject of a series of such designations and rescissions thereof, without limitation, except that:

(i) a subsidiary may not become an Unrestricted Subsidiary if, upon the effectiveness thereof, it would own any capital stock of, or hold any indebtedness of, any Restricted Subsidiary; and

(ii) an Unrestricted Subsidiary may not become a Restricted Subsidiary unless such subsidiary has outstanding no liens upon its property which such subsidiary would be prohibited, under the restriction on liens described below, from creating immediately after it becomes a Restricted Subsidiary and, with certain exceptions, such subsidiary is not a party to any lease which it would have been prohibited, under the restriction on sale and lease-back transactions described below, from entering into had it been a Restricted Subsidiary at the time it entered into such lease.

      All of our subsidiaries have been designated Unrestricted Subsidiaries.

Sale and Lease-Back.

      The indenture provides that neither Starwood nor any Restricted Subsidiary may enter into any sale and lease-back transaction (except for temporary leases of a term of not more than three years and except for leases between Starwood and a Restricted Subsidiary or between Restricted Subsidiaries) involving the leasing by Starwood or any Restricted Subsidiary of any Principal Property, more than 120 days after the acquisition thereof or the completion of construction and commencement of full operation thereof, unless either:

(i) Starwood applies an amount equal to the greater of the fair value (as determined by the Starwood board of directors) of such property and the net proceeds of such sale, within 120 days, to the retirement of the notes or other indebtedness ranking equal in right of payment with the notes, or to the acquisition, construction, development or improvement of properties, facilities or equipment used for operating purposes which are, or upon such acquisition, construction, development or improvement will be, a Principal Property or a part thereof; or

(ii) at the time of entering into such transaction, such Principal Property could have been subjected to a mortgage-securing indebtedness in a principal amount equal to the Capitalized Lease-Back Obligation with respect to such Principal Property under clause (xiii) of the provision for limitations on liens referred to below without securing the notes as contemplated by that provision.

Liens.

      The indenture prohibits Starwood and its Restricted Subsidiaries from creating any mortgages, pledges or other liens upon any Principal Property (without securing the notes equally and ratably with all other indebtedness secured thereby), with the following exceptions:

(i) mortgages or other liens on any such property acquired, constructed or improved by Starwood or a Restricted Subsidiary to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement or any mortgage or other lien on any such property existing at the time of acquisition thereof;

(ii) any mortgage or other lien on any property of another company existing at the time it is acquired by merger, consolidation or acquisition of substantially all of its stock or its assets;

(iii) pledges or deposits to secure payment of workers’ compensation or insurance premiums, or relating to tenders, bids, contracts (except contracts for the payment of money) or leases;

(iv) pledges or liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

(v) pledges or liens to secure a stay of process in proceedings to enforce a contested liability, or required in connection with the institution of legal proceedings or in connection with any other order or decree in any such proceeding or in connection with any contest of any tax or other governmental charge, or deposits with a governmental agency entitling Starwood or a Restricted Subsidiary to maintain self-insurance or to participate in other specified insurance arrangements;

(vi) mechanics’, carriers’, workmen’s and other like liens;

(vii) encumbrances in favor of the U.S. Government to secure progress or advance payments;

(viii) mortgages, pledges or other liens securing any indebtedness incurred to finance the cost of property leased to the U.S. Government at a rental rate sufficient to pay the principal of and interest on such indebtedness;

(ix) mortgages or other liens securing indebtedness of a Restricted Subsidiary to Starwood or to a Restricted Subsidiary;

(x) mortgages, pledges or other liens affecting property securing indebtedness of a governmental authority issued to finance the cost of a pollution control program with respect to operations of Starwood or a Restricted Subsidiary;

(xi) renewals, extensions and replacements of any permitted mortgage, lien, deposit or encumbrance, provided the amount secured is not increased;

(xii) mortgages or other liens on any such property existing on the date of the indenture; and

(xiii) the creation of any other mortgage, pledge or other lien, if, after giving effect to the creation thereof, the total of (i) the aggregate principal amount of indebtedness of Starwood and its Restricted Subsidiaries secured by all mortgages, pledges or other liens created under the provisions referred to in this clause (xiii), plus (ii) the aggregate amount of Capitalized Lease-Back Obligations of Starwood and its Restricted Subsidiaries under the entire unexpired terms of all leases entered into in connection with sale and lease-back transactions which would have been precluded by the provision for limitations on such transactions described above, but for the satisfaction of the condition referred to in clause (ii) of the description of such provision, will not exceed an amount equal to 15% of Consolidated Net Tangible Assets.

      The lease of any property and rental obligations thereunder (whether or not involving a sale and leaseback and whether or not capitalized) shall not be deemed to create a lien. The sale or other transfer of (a) timber or other natural resources in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such resources, or (b) any other interest in property of the character commonly referred to as a “production payment”, shall not be deemed to create a lien.

Consolidation, Merger or Sale.

      The indenture provides that, except as otherwise provided under “— Share Separation” above, we may consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, if among other things,

(i) the resulting, surviving or transferee person (if other than us) assumes all our obligations under the notes and the indenture; and

(ii) we or such successor person is not immediately thereafter in default under the indenture.

Upon the assumption of our obligations by such a person upon the sale of all or substantially all of the assets in compliance with the indenture, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “change in control”, as described above under “— Purchase at the Option of the Holder upon Change in Control”, permitting each holder to require us to purchase the notes of such holder as described above.

Modification and Waiver

      The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, with respect to the notes, without the consent of the holders of the notes, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon us in respect of the notes;

•	providing for the assumption of our obligations to the holders of the notes in the case of a permitted merger, consolidation, conveyance, transfer or lease;

•	complying with the requirements of the SEC in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act of 1939, as amended, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; and

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect.

      Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past defaults by us may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the notes represented at such meeting.

      However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note so affected:

•	change the stated maturity of such note;

•	reduce the principal amount, redemption price or purchase price (including change in control purchase price) on such note;

•	change the currency of payment of such note or interest thereon;

•	alter the manner of calculation or rate of interest (including contingent interest) on such note or extend the time of payment of any such amount;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of such holder, or adversely affect the conversion rights of such holder;

•	reduce the percentage in aggregate principal amount of any note outstanding necessary to modify or amend the indenture or to waive any past default; or

•	impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, such note.

Events of Default

      The indenture provides that the following are “Events of Default” thereunder with respect to the notes issued thereunder:

•	default in the payment of the principal of (or premium, if any, on) any notes when and as the same shall be due and payable;

•	default for 30 days in the payment of any installment of interest (including contingent interest) or liquidated damages on any notes;

•	default for 60 days after notice in the performance of any other covenant in respect of the notes contained in the indenture;

•	acceleration of certain debt instruments of at least $100,000,000 aggregate principal amount of Starwood, which acceleration shall not have been rescinded or annulled within 30 days after notice; or

•	certain events in bankruptcy, insolvency or reorganization of Starwood or of any significant subsidiary that is then a guarantor of the notes.

      The trustee may withhold notice to the holders of any notes of any default (except in the payment of principal or interest) if it considers such withholding in the interests of such holders.

      If an Event of Default with respect to the notes shall have occurred and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal of all the notes to be due and payable immediately; provided, however, that, subject to certain conditions, any such declaration and its consequences may be rescinded and annulled by the holders of not less than a majority in aggregate principal amount of the notes.

      The indenture requires Starwood to file annually with the trustee a certificate, signed by a specified officer, stating whether or not such officer has obtained knowledge of any default by Starwood, as the case may be, in the performance, observance or fulfillment of any condition or covenant of such indenture, and, if so, specifying each such default and the nature thereof.

      Subject to provisions relating to its duties in case of default, a trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless such holders shall have offered to such trustee reasonable indemnity.

      Subject to such provisions for indemnification, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding or any remedy available to the appropriate trustee, or exercising any trust or power conferred upon such trustee, with respect to the notes.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

      U.S. Bank National Association as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Mellon Investor Services, L.L.C. is the transfer agent and registrar for the Shares. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

      On May 16, 2003, we and the subsidiary guarantor entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes. Pursuant to the agreement, we and the subsidiary guarantor will, at our expense:

•	use reasonable efforts to file with the SEC a shelf registration statement or statements, or an amendment to an existing shelf registration statement or statements (a “shelf registration statement”), not later than August 14, 2003, the date 90 days after the earliest date of original issuance of any of the notes (the “issue date”), on such form or forms as we deem appropriate covering resales by holders of the notes and the Shares issuable upon conversion of the notes;

•	use reasonable efforts to cause each such shelf registration statement to become effective as promptly as is practicable, but in no event later than November 12, 2003, the date 180 days after the issue date;

•	use our reasonable efforts to keep each shelf registration statement effective until the earliest of:

•	one year after the last date of original issuance of any of the notes; and

•	the date on which all the notes and the Shares issuable upon conversion of the notes that are registered under each shelf registration statement and owned by holders that complete and deliver in a timely manner the selling securityholder notice and questionnaire described below are sold pursuant to the applicable shelf registration statement.

      If,

•	with respect to the notes and Shares, a shelf registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the notes;

•	with respect to the notes and Shares, a shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes (the “effectiveness target date”); or

•	at any time after the effectiveness target date, a shelf registration statement, with respect to the notes and Shares, ceases to be effective or fails to be usable and (1) we do not cure the shelf registration statement, with respect to the notes or Shares, within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period described above, by the 45th or 75th day, as the case may be (each, a “registration default”), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to, but excluding, the earlier of the day on which the registration default has been cured and the first anniversary of the last date of original issuance of the notes. Liquidated damages will be paid semi-annually in arrears on each May 16 and November 16, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	0.25% of the principal amount of the note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the note from and after the 91st day following such registration default.

      In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into Shares, the holder will be entitled to receive liquidated damages as provided above based on the principal amount of the notes converted except to the extent such Shares have been registered. A holder will not be entitled to liquidated damages unless it has provided all information requested by the notice and questionnaire prior to the deadline. The sole and exclusive remedy of a holder with respect to any registration default shall be liquidated damages as provided above.

Global Notes; Book Entry Form

      The notes are evidenced by one or more permanent global notes in definitive, fully registered book-entry form. We have deposited the notes with the trustee as custodian for the DTC, and registered the notes in the name of a nominee of DTC.

      DTC has advised us that it is:

•	a limited-purpose trust company organized under New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code;

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act;

•	owned by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc.; and

•	was created to hold securities that participants deposit and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, security brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Ownership of beneficial interests in each global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in each global note is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC or its nominee is the registered holder and owner of a global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture, the notes and applicable law. Except as set forth below, owners of beneficial interests in a global note will not be entitled to have notes represented by a global note registered in their names, will not be entitled to receive physical delivery of certificated notes and will not be considered to be the owners or holders of any notes under the global note, including with respect to the giving of any directions instruction or approval to the trustee. We understand that under existing industry practice, in the event an owner of a beneficial interest in a global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      All payments on the notes represented by a global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. We will make payments of principal of and interest (including any contingent interest and additional interest) on the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests.

      Unless and until it is exchanged in whole or in part for definitive notes in definitive form, each global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

      Although we expect that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the initial purchasers, nor the trustee have any responsibility for the performance or nonperformance by DTC, or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      Notes represented by a global note will be exchangeable for registered certificated notes with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue the use of book-entry transfer through DTC (or any other depositary); or

•	a default under the indenture occurs and continues for 30 days.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy thereof.

Same-Day Settlement and Payment

      So long as DTC continues to make its settlement system available to us, all payments on the notes will be made by us in immediately available funds.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent, the conversion agent or bid solicitation agent, if applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or the Shares (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us.

Calculations in Respect of the Notes

      We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of the notes and of the Shares and amounts of contingent interest payments, if any, payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of Starwood, the claim of the holder of a note is, under Title 11 of the United States Code, limited to the principal amount of the note plus unpaid interest that has accrued to the commencement of the proceeding. In addition, the holders of the notes are effectively junior to the indebtedness and other obligations of our subsidiaries that are not guarantors. See “Risk Factors — Holders of the notes are effectively junior to the indebtedness and other obligations of our subsidiaries other than Sheraton Holding Corporation”.

DESCRIPTION OF CAPITAL STOCK

Equity Capitalization of the Corporation and the Trust

      The Corporation. The Corporation is authorized to issue one billion shares of common stock, $0.01 par value per share (“Corporation Shares”). The Corporation is also authorized to issue:

•	50 million shares of excess common stock, par value $0.01 per share (“Excess Corporation Common Stock”);

•	200 million shares of preferred stock, par value $0.01 per share (“Corporation Preferred Shares”) which are issuable in classes or series with such rights, preferences, privileges and restrictions as our board of directors may determine, including voting rights, redemption provisions, dividend rates, liquidation preferences and conversion rights; and

•	100 million shares of excess preferred stock, par value $0.01 per share (“Excess Corporation Preferred Stock” and, together with the Excess Corporation Common Stock, the “Excess Corporation Stock”).

      As of March 31, 2003, 200,547,758 Corporation Shares were issued and outstanding, and no shares of Corporation Preferred Shares or Excess Corporation Stock had been issued.

      The Trust. The Trust is authorized to issue one billion Class B Shares. The Trust is also authorized to issue:

•	five thousand Class A shares of beneficial interest, par value $0.01 per share (“Class A Shares”);

•	200 million Excess Trust Shares, par value $0.01 per share (“Excess Common Trust Shares”);

•	30 million Class A Exchangeable Preferred Shares, par value $0.01 per share (“Class A EPS”);

•	15 million Class B Exchangeable Preferred Shares, par value $0.01 per share (“Class B EPS”);

•	55 million Trust Preferred Shares, par value $0.01 per share (“Trust Preferred Shares”) which are issuable in classes or series with such rights, preferences, privileges and restrictions as the Trust’s board of trustees may determine, including voting rights, redemption provisions, dividend rates, liquidation preferences and conversion rights; and

•	50 million Excess Preferred Shares, par value $0.01 per share (“Excess Preferred Trust Shares” and, together with the Excess Common Trust Shares, the “Excess Trust Shares”).

      As of March 31, 2003, 100 Class A Shares, 200,547,758 Class B Shares, 493,775 Class A EPS and 715,247 Class B EPS were issued and outstanding, and no Excess Trust Shares had been issued.

Shares

      General. Each Corporation Share is attached to and is traded on the New York Stock Exchange with one Class B Share. We refer to such attached shares as “Shares”. Shares are listed for trading on the New York Stock Exchange under the symbol “HOT”.

      Voting Rights. Each Corporation Share is entitled to one vote in the election of directors and other matters; Class B Shares are not entitled to vote, except upon any amendment, alteration or repeal of any provision of the declaration of trust of the Trust that materially and adversely affects the rights of holders of Class B Shares disproportionately to the effect on holders of Class A Shares. Holders of Shares are not entitled to cumulative voting rights in the election of directors.

      Dividends. Subject to certain conditions and to the prior rights of holders of preferred shares of the Trust (including Class A EPS and Class B EPS), holders of Shares will be entitled to receive a noncumulative dividend on the Class B Share component of their Shares if and when the dividend is authorized by the board of trustees of the Trust. In 2002, the annual rate for the dividend was $0.84. The dividend may not be paid under certain circumstances. Holders of Shares may receive dividends on the

Corporation Shares component of their Shares if and when authorized by our board of directors. Certain of our debt instruments restrict the ability of the Trust to declare and pay cash dividends.

      Other Rights. Holders of Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Trust or the Corporation, as the case may be. Subject to the rights of Class A EPS, Class B EPS, Class A Shares and any other preferred shares and/or excess shares, Shares will have equal dividend, distribution, and other rights, and will have a liquidation preference equal to 10% of the assets of the Trust legally available for liquidating distributions subject to certain adjustments. The Shares will have no preference, exchange, or appraisal rights except as expressly required by the Maryland REIT laws governing real estate investment trusts formed under Maryland law and the Maryland General Corporation Law (the “MGCL”).

Intercompany Agreement

      The Trust and the Corporation have entered into an Amended and Restated Intercompany Agreement dated as of January 6, 1999, pursuant to which all outstanding Class B Shares and Corporation Shares are attached on a one-to-one basis and trade as Shares. The following is a summary of certain provisions of the Intercompany Agreement. This summary is not complete. We have filed the Intercompany Agreement as an exhibit to the Trust’s Registration Statement on Form 8-A filed with the SEC on December 31, 1998, which is incorporated by reference into this prospectus. You should not rely on this summary, because the Intercompany Agreement and not this summary defines your rights as a holder of Shares.

      Transfer of Shares. Under the Intercompany Agreement, Class B Shares are transferable only with an equal number of Corporation Shares, and Corporation Shares are transferable only with an equal number of Class B Shares. Certificates evidencing Class B Shares and Corporation Shares are required by the Intercompany Agreement to include a reference to this transfer restriction. The declaration of trust of the Trust and the charter of the Corporation contain similar restrictions on the transfer of Class B Shares and Corporation Shares, as well as other restrictions on the transfer and ownership of Class B Shares and Corporation Shares. The Intercompany Agreement also provides that all Excess Trust Shares and all shares of Excess Corporation Stock that may be issued in respect of Class B Shares and Corporation Shares will be attached in the same manner as the Class B Shares and Corporation Shares are attached.

      Issuance of Shares. Under the Intercompany Agreement, the Trust may not issue Class B Shares and the Corporation may not issue Corporation Shares unless provision is made for the acquisition by the same person of the same number of shares of the other entity.

      Share Dividends, Reclassifications and other Similar Events. Neither the Trust nor the Corporation may issue any securities convertible into Class B Shares or Corporation Shares or issue any rights or warrants to purchase Class B Shares or Corporation Shares, unless the other entity concurrently takes the same action. If the Trust or the Corporation declares or pays a distribution payable in Class B Shares or Corporation Shares or subdivides, combines or reclassifies such shares, the number and class of securities that are attached to and trade with one another will be appropriately adjusted.

      Exchange Rights. After January 6, 2004, or earlier if certain events occur and are continuing, the Corporation has the right to exchange Class B Shares for cash, Corporation Shares or other property. After exercising this right, the Corporation may transfer the Class B Shares it has received in the exchange without requiring the transferee to acquire any Corporation Shares and may amend the Intercompany Agreement to adjust the number and classes of securities comprising a Share without the consent of the board of trustees.

      Amendment. The Intercompany Agreement may be amended by the board of trustees and the board of directors, provided that an amendment materially and adversely affecting the exchange rights pertaining to the Class B Shares must be approved by a majority of the outstanding Class B Shares.

Class A Shares

      Starwood Hotels & Resorts Holdings, Inc., a wholly-owned subsidiary of the Corporation, is the sole holder of all outstanding Class A Shares, which are not registered with the SEC and do not trade on any exchange.

      Dividends. Subject to the prior rights of Class B Shares, Class A EPS and Class B EPS and other preferred shares of the Trust, holders of Class A Shares may receive dividends if and when authorized by the board of trustees of the Trust. Dividends on Class A Shares may be paid in cash, shares or other form.

      Voting Rights. Each Class A Share is entitled to one vote in the election of trustees and other matters and has the right to vote on any amendment, alteration or repeal of any provision of the declaration of trust of the Trust that materially and adversely affects the rights of the holders of the Class A Shares. Holders of Class A Shares are not entitled to cumulative voting rights in the election of trustees. Accordingly, Starwood Hotels & Resorts Holdings, Inc., as the sole holder of the Class A Shares, will be the only person entitled to vote in the election of trustees of the Trust.

      Fully Paid. All outstanding Class A Shares are fully paid and nonassessable.

      Other Rights. Holders of Class A Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Trust. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the Trust, and after the payment in full of any liquidation preference of any outstanding shares of beneficial interest in the Trust (other than shares that do not entitle the holders to a liquidation preference with respect to the Class A Shares), including the Class A EPS and Class B EPS, holders of Class A Shares will be able to receive certain preferential liquidating distributions.

Trust Preferred Shares

      The following sets forth certain general terms and provisions of our outstanding Trust Preferred Shares.

Class A EPS

      Voting Rights. Except as required by law, the holders of Class A EPS are entitled to vote on any matter on which the holders of Class B Shares are entitled to vote. Each share of Class A EPS will entitle the holder to cast a number of votes equal to the largest whole number of Class A Underlying Trust Shares (as defined below) for which such shares of Class A EPS could be exchanged at such time.

      Dividend Rights. The holders of Class A EPS are entitled to receive a preferred dividend based on the payment (with certain exceptions) of any dividend on the Corporation Shares or any liquidating distribution in respect of the Corporation Shares, and participate in any dividend paid on the Class B Shares (with certain exceptions). These dividends accrue automatically and are cumulative from the date on which they accrue. No dividend on the Class B Shares may be declared unless each share of Class A EPS receives a corresponding dividend.

      Liquidation Rights. If the Trust liquidates, dissolves or winds up its business, either voluntarily or involuntarily, the holders of Class A EPS will be entitled to receive a liquidating distribution in an amount equal to the Class A liquidation preference described below and to participate on the basis described below in any liquidating distribution to holders of Class B Shares. Holders of Class A EPS have the right to receive these distributions prior to any distribution or payment to holders of Class B Shares or any other class or series of shares of beneficial interest in the Trust ranking junior to the Class A EPS. The “Class A liquidation preference” of a share of Class A EPS as of any date equals the sum of (x) the fair market value of the number of Class A Underlying Corporation Shares (as defined below) for which each Class A EPS is exchangeable as of such date plus (y) the amount of any accrued but unpaid preferred dividends in respect of each share of Class A EPS as of such date. In addition, the holders of Class A EPS will be entitled to participate ratably with the holders of Class B Shares in any liquidating distributions to such holders. For such purpose, each share of Class A EPS will be deemed to represent a number of Class B Shares equal to the number of Class A Underlying Trust Shares (as defined below) for which each share of Class A EPS is then exchangeable.

      Exchange Rights. Shares of Class A EPS are exchangeable for Shares at any time at the option of the holder based on a one-to-one exchange ratio; provided, however, that we may instead, at our option, deliver the cash equivalent of some or all of such Shares. In addition, under some circumstances we may either deliver a promissory note in lieu of cash, or may publicly offer and sell Shares and deliver the proceeds of the offering; if we elect either of these options the holder of Class A EPS may elect to withdraw its exchange request. The exchange ratio of shares of Class A EPS for Shares is subject to adjustment from time to time based on the occurrence of stock dividends, stock splits, reverse stock splits and other similar events in respect of the Shares. The number of Shares for which each share of Class A EPS is exchangeable at any given time has two components: the Corporation Share component is referred to as the “Class A Underlying Corporation Share” and the Class B Share component is referred to as the “Class A Underlying Trust Share” In addition, if holders of Class B Shares or Corporation Shares should be entitled to receive securities or other assets with respect to or in exchange for Class B Shares or Corporation Shares as a result of:

•	a capital reorganization or reclassification of the Class B Shares or the Corporation Shares;

•	a consolidation or merger of the Trust or the Corporation with another entity; or

•	the sale, transfer, or lease of assets of the Trust or the Corporation to another person,

then, as a condition of such transaction, the Class A EPS will become exchangeable for the kind and amount of securities or other assets which such holders would have been entitled to receive if they had exchanged their Class A EPS immediately prior to the effective date of such transaction. If there are any accrued but undeclared dividends on any Class A EPS being exchanged, the number of Shares to be delivered will be increased accordingly.

Class B EPS

      Voting Rights. Except as required by law and as described below with respect to the designation of additional trustees, the holders of Class B EPS are entitled to vote on any matter on which the holders of Class B Shares are entitled to vote. Each share of Class B EPS will entitle the holder to cast a number of votes equal to the largest whole number of Class B Underlying Trust Shares (as defined below) for which such shares of Class B EPS could be exchanged at such time.

      Dividend Rights. The holders of Class B EPS are entitled to receive a preferred dividend based on the payment (with certain exceptions) of any dividend on the Corporation Shares or any liquidating distributions in respect of the Corporation Shares, and participate in any dividend paid on the Class B Shares (with certain exceptions). These dividends accrue automatically and are cumulative from the date on which they accrue. No dividend on the Class B Shares may be declared unless each share of Class B EPS receives a corresponding dividend.

      Liquidation Rights. If the Trust liquidates, dissolves or winds up its business, either voluntarily or involuntarily, the holders of Class B EPS will be entitled to receive a liquidating distribution in an amount equal to the Class B liquidation preference described below and to participate in any liquidating distribution to holders of Class B Shares. Holders of Class B EPS have the right to receive these distributions prior to any distribution or payment to holders of Class B Shares or any other class or series of shares of beneficial interest in the Trust ranking junior to the Class B EPS. The “Class B liquidation preference” of a share of Class B EPS as of any date equals the sum of (x) $38.50 plus (y) the amount of any accrued but unpaid dividends in respect of each share of Class B EPS as of such date. In addition, the holders of Class B EPS will be entitled to participate ratably with the holders of Class B Shares in any liquidating distributions to such holders. For such purpose, each share of Class B EPS will be deemed to represent a number of Class B Shares equal to the number of Class B Underlying Trust Shares (as defined below) for which each share of Class B EPS is then exchangeable.

      Exchange or Redemption of Class B EPS at the Option of the Holders. Holders of Class B EPS have the option, at any time prior to January 2, 2004, to exchange their shares for a like number of shares of Class A EPS, subject to adjustment. At any time and from time to time, a holder of Class B EPS may require us to do one of two things:

•	redeem the Class B EPS for cash equal to $38.50 plus accrued but unpaid dividends; or

•	convert each share of Class B EPS into a number of shares of Class A EPS equal to (x) $38.50 plus accrued but unpaid dividends, divided by (y) the Underlying Share Value of one share of Class A EPS. As used in this prospectus, “Underlying Share Value” as of a given date means the product of (A) the average closing price of the Shares on the principal national securities exchange on which the Shares are listed during the five trading days preceding such date multiplied by (B) the number of Shares for which each share of Class A EPS is then exchangeable.

      Prior to January 2, 2004, an exchanging holder may elect whether to receive cash or shares; after this date, we will have the right to elect whether to deliver cash or Shares.

      Exchange or Redemption of Class B EPS at the Option of the Trust. At any time and from time to time we have the option to:

•	redeem the Class B EPS, in whole or in part, for cash; or

•	exchange the Class B EPS, in whole or in part, for Class A EPS.

      Exchange or Redemption of Class B EPS at the Option of the Trust. Prior to January 2, 2004, we must redeem such shares of Class B EPS for cash and not shares of Class A EPS. The number of Shares for which each share of Class B EPS is indirectly exchangeable at any given time has two components: the Corporation Share component is referred to as the “Class B Underlying Corporation Share” and the Class B Share component is referred to as the “Class B Underlying Trust Share.” In addition, if holders of Class A EPS should be entitled to receive securities or other assets with respect to or in exchange for Class A EPS as a result of:

•	a capital reorganization or reclassification of the Class A EPS;

•	a consolidation or merger of the Trust or the Corporation with another entity; or

•	the sale, transfer, or lease of assets of the Trust or the Corporation to another person,

then, as a condition of such transaction, the Class B EPS will become exchangeable for the kind and amount of securities or other assets which such holders would have been entitled to receive if they had exchanged their Class B EPS immediately prior to the effective date of such transaction. If there are any accrued by undeclared dividends on any Class B EPS being exchanged, the number of shares of Class A EPS to be delivered will be increased accordingly.

      Special Default Rights. If we default in our exchange or redemption obligations and do not cure such default within 30 days, then:

•	the holders of the Class B EPS will have the right to designate two additional trustees for the Trust;

•	the dividend rate on the Class B EPS will be increased;

•	the holders of Class B EPS will have certain registration rights; and

•	certain redemption or exchange dates will be extended.

Upon the occurrence and during the continuation of any default that remains uncured for 30 days, cumulative dividends will accrue (with certain exceptions) on the $38.50 stated value of the Class B EPS at a rate per annum equal to LIBOR plus 4% and will be payable quarterly.

Ownership Limits; Restrictions on Transfer; Repurchase and Redemption of Shares

      Our governing documents provide (subject to certain exceptions) that no one person or group may own or be deemed to own more than 8% of our outstanding stock or shares of beneficial interest, whether measured by vote, value or number of shares. There is an exception for shareholders who owned more than 8% as of February 1, 1995, who may not own or be deemed to own more than the lesser of 9.9% and the percentage of shares they held on that date, provided, that if the percentage of shares beneficially owned by such a holder decreases after February 1, 1995, such a holder may not own or be deemed to own more than the greater of 8% and the percentage owned after giving effect to the decrease. We may waive this limitation if we are satisfied that such ownership will not jeopardize the Trust’s status as a REIT. In addition, if shares which would cause the Trust to be beneficially owned by fewer than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void. Any ownership of our capital stock constitutes an on-going agreement to comply with this limitation and to give us written notice of any event that would violate it.

      If a transfer or other event occurs that would, if effective, result in someone owning our capital stock in violation of this 8% limitation, such transfer will be deemed void with respect to the number of shares that would be owned in violation of the 8% limitation. The shares that exceed the limit would automatically be exchanged for Excess Trust Shares or Excess Corporation Stock, as applicable (collectively, “Excess Stock”), to the extent necessary to ensure that the transfer or other event would not result in ownership of our capital stock in excess of the 8% limitation.

      Any Excess Trust Shares and Excess Corporation Stock that we may issue in exchange for Shares will be “attached” in the same manner that the Class B Shares and the Corporation Shares are currently attached. While outstanding, Excess Stock will be held in trust. We will appoint the trustees of the trust, who shall be independent of the Trust, the Corporation and the holder of Excess Stock. The beneficiary of the trust shall be one or more charitable organizations selected by the trustee. If, after the transfer or other event resulting in an exchange of shares in the Trust or the stock of the Corporation for Excess Stock and prior to our discovery of such exchange, dividends or distributions are paid with respect to the capital stock that was exchanged for Excess Stock, then such dividends or distributions are to be repaid to the trustee upon demand.

      While Excess Stock is held in trust, an interest in that trust may be transferred by the trustee only to a person whose ownership of shares in the Trust or the stock of the Corporation will not violate the 8% limitation. At the time of this transfer the Excess Stock will be automatically exchanged for the same number of shares in the Trust or the stock of the Corporation of the same type and class as the shares in the Trust or the stock of the Corporation for which the Excess Stock was originally exchanged. Our governing documents provide that holders of Excess Stock may not receive an amount that reflects any appreciation in the shares in the Trust or the stock of the Corporation for which such Excess Stock was exchanged during the period that such Excess Stock was outstanding. Any excess amount so received must be turned over to the charitable beneficiary of the trust.

      Our governing documents further provide that we may purchase, for a period of 90 days during the time the Excess Stock is held in trust, all or any portion of the Excess Stock from the original transferee shareholder at the lesser of the price paid for the shares in the Trust or the stock of the Corporation by the purported transferee and the closing market price for the shares in the Trust or the stock of the Corporation on the date we exercise our option to purchase. The 90-day period begins on the date of the violative transfer if the original transferee-shareholder gives us notice of the transfer or, if no notice is given, on the date we determine that a violative transfer has been made.

      All persons who own or are deemed to own 5% or more, or such other percentage as may be applicable, of our outstanding capital stock must file an affidavit with us before January 30 of each year. In addition, each shareholder upon demand must disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as we deem necessary to comply with our governing documents or applicable laws and regulations.

Anti-Takeover Provisions

      In addition to those described above, certain provisions in our governing documents may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with us rather than pursue non-negotiated takeover attempts.

Classified Board; Removal of Directors.

      Our board of directors is divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the board of directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our governing documents provide that no director may be removed without cause. Any removal for cause requires the affirmative vote of the holders of at least two-thirds of all the votes entitled to be cast for the election of directors.

      Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above. Consequently, at least two annual meetings must be held before a majority of the members of the board of directors can be changed. Our charter provides that the charter cannot be amended without the approval of the holders of at least a majority of the outstanding shares entitled to vote thereon.

Preferred Stock Purchase Rights.

      In order to protect our shareholders from coercive or unfair takeover tactics, on March 15, 1999, we adopted a Rights Agreement. Pursuant to the Rights Agreement, our board of directors declared a distribution of one right to purchase a Share consisting of 1/1000th of one share (a “Preferred Fraction”) of Series A Junior Participating Preferred Stock at an exercise price of $125 per Share, subject to certain antidilution adjustments, for each outstanding Corporation Share. The board of directors also authorized the issuance of one Right for each Corporation Share issued after the record date and before the earliest of:

•	the Distribution Date (as defined below);

•	redemption or exchange of the Rights; and

•	April 5, 2009.

      As of the date of this prospectus, the Rights (1) are attached to and can be transferred only with the Corporation Shares, (2) are not exercisable, and (3) are represented by the certificates representing the Corporation Shares. The Rights will separate from the Corporation Shares and become exercisable, and the “Distribution Date” will occur upon the earlier of:

•	10 days following a public announcement that there is an “acquiring person”, which may be a single person or a group of affiliated persons who have acquired beneficial ownership of 15% or more of the Corporation Shares; and

•	10 business days (which we may extend under certain circumstances) after a tender or exchange offer commences that, if consummated, would result in a person or group beneficially owning 15% or more of the Corporation Shares.

      Once a person or group has become an acquiring person, each holder of a Right other than the acquiring person has the right to receive, upon exercise of the Right, Shares having a market value of twice the then current exercise price of the Right, or, in some cases, cash, property or other of our securities. Similarly, unless specific conditions are met, if after a person or group has become an acquiring person:

•	we engage in a merger or other business combination in which we are not the surviving corporation,

•	we are acquired in a merger or other business combination in which we are the surviving corporation but as a result of the merger or combination, all or a part of the Corporation Shares are converted into securities of another entity, cash or other property, or

•	50% or more of the Corporation’s assets or earning power are sold or otherwise transferred,

then, in any of these events, the Rights will become exercisable for stock of the acquiror having a market value of twice the then-current exercise price of the Rights, or, in some cases, cash or other property.

      We may redeem all the Rights, but not less than all the Rights, at a price of $0.01 per Right at any time before the earlier of:

•	10 days after a person or group first becomes an acquiring person; and

•	April 5, 2009.

      We may, at our option, pay the redemption price in cash, Shares or any other form of consideration that we determine is appropriate. Immediately upon our election to redeem the Rights, the right to exercise the Rights will terminate and the only right that a holder of Rights will have will be to receive payment of the redemption price.

      Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder, including the right to vote or to receive dividends or other distributions.

      The purchase price payable, and the number of Preferred Fractions or other securities issuable, upon exercise of the Rights and the redemption price are subject to adjustment from time to time to prevent dilution under circumstances specified in the Rights Agreement.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired or approval of our board of directors. The Rights should not interfere with any merger or other business combination approved by our board of directors. A full description of all the terms and conditions of the Rights is contained in a Rights Agreement, which is incorporated into this prospectus by reference and a copy of which was filed with the SEC on March 15, 1999 as an exhibit to our Joint Current Report on Form 8-K filed with the SEC on that date. Because this is a summary, it is not a complete description of the provisions governing the Rights. For a complete description of all the terms of the Rights, you should carefully read the complete Rights Agreement.

Maryland Takeover Legislation

      Under the MGCL, certain “business combinations” (including mergers, consolidations, share exchanges, or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities) between a Maryland corporation or a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the corporation’s or trust’s shares or an affiliate of the corporation or trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of the corporation or trust or an affiliate thereof, are prohibited or restricted unless exempted. We have exempted all “business combinations” involving any party from the business combination provisions of the MGCL.

      Under Maryland law, under certain circumstances “control shares” of a Maryland corporation or a Maryland real estate investment trust acquired in a “control share acquisition” may have no voting rights. We have exempted all control share acquisitions involving any person from the MGCL.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership, and disposition of notes, and to the extent set forth below the Shares, as of the date hereof. Except where noted, this summary deals only with notes and Shares held as capital assets by a beneficial owner of the notes or Shares (a “Holder”). Unless otherwise noted, this summary deals only with a Holder who purchased the notes on original issue at their “original issue price” (as defined below) and it does not deal with special situations. For example, this summary does not address:

•	tax consequences to Holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities or insurance companies;

•	tax consequences to Holders who own notes or Shares as part of a hedging, constructive sale, conversion, straddle or other risk-reducing transaction;

•	tax consequences to Holders whose “functional currency” is not the United States dollar;

•	tax consequences, if any, under the alternative minimum tax rules; or

•	tax consequences under any state, local or foreign tax law.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and Treasury Regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

      If an entity or arrangement treated as a partnership for United States federal income tax purposes holds notes or Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding notes or Shares, or a partner of a partnership holding notes or Shares, it is very important that you consult your own tax advisor. The following summary does not address the United States federal income tax treatment of partnerships or their partners.

      If you are considering the purchase of notes, you should consult your own tax advisor concerning the United States federal income tax consequences to you of the purchase in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

Classification of the Notes

      Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes each Holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury Regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) and, for purposes of the Contingent Debt Regulations, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. The remainder of this discussion assumes that such treatment is correct and does not address any possible differing treatment of the notes. The Internal Revenue Service has issued an administrative pronouncement, in the form of a revenue ruling, concluding that the Contingent Debt Regulations apply to convertible debt instruments having terms similar to those of the notes and that, in applying those regulations, interest accrues on the debt instruments using a methodology similar to that described herein. Nonetheless, the United States federal income tax treatment of the notes is uncertain in certain respects and no rulings have been sought from the Internal Revenue Service with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the Internal Revenue Service or a court will agree with the treatment described herein. Any treatment different from that described herein could affect the amount, timing, character and treatment of income, gain or loss in respect of an investment in the notes. Holders should consult their tax advisors concerning the United States federal income tax classification of, and the treatment of Holders holding and disposing of, the notes.

United States Holders

      The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a United States Holder of notes or, to the extent set forth below, Shares.

      For purposes of this discussion, a “United States Holder” is a beneficial owner of a note or Share who or that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust described in Section 7701(a)(30) of the Code (taking into account any applicable transition rules and elections).

Accrual of Interest Income

      As stated above under “— Classification of the Notes,” we have agreed, and by acceptance of a beneficial interest in the notes each Holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Contingent Debt Regulations and, for purposes of the Contingent Debt Regulations, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. In accordance with such treatment, the Contingent Debt Regulations will generally require a United States Holder to accrue interest income on the notes in the amounts described below, regardless of whether the Holder uses the cash or accrual method of tax accounting. Furthermore, United States Holders will be required to accrue interest based on the rate, as of the initial issue date of the notes, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes (the so-called “comparable yield,” as discussed more fully below), rather than at a lower rate based on the accruals on the notes for non-tax purposes. Accordingly, United States Holders will be required to include interest in taxable income each year in excess of the accruals on the notes for non-tax purposes and generally in excess of any contingent interest payments received in the year.

      More specifically, you will generally accrue an amount of interest for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of the “adjusted issue price” (as defined below) of the notes as of the beginning of the accrual period and the “comparable yield” (as defined below) of the notes, properly adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

      The “adjusted issue price” of a note will be its original issue price increased by any interest previously accrued under the foregoing rules (determined without regard to any adjustments to interest accruals described below) and decreased by the amount of any noncontingent payment and the projected amount of any contingent payments (in accordance with the projected payment schedule described below) previously made with respect to the notes. The “original issue price” of a note will be the first price at which a substantial amount of the notes was initially sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. As referred to above, the “comparable yield” is generally the rate, as of the original issue date of the notes, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions otherwise similar to the notes. We determined that the comparable yield of the notes, based on the annual rate, as of the initial issue date, at which we would issue a fixed-rate non-convertible debt instrument with terms and conditions similar to the notes, is an annual rate of 8.25% compounded semi-annually. If our determination of the comparable yield were successfully challenged by the Internal Revenue Service, the redetermined yield could be materially greater or less than the comparable yield determined by us.

      We are required to furnish to the Internal Revenue Service and to you the comparable yield. We are also required to furnish to the Internal Revenue Service and to you, solely for tax purposes, a “projected payment schedule” that includes the actual noncontingent interest payments on the notes, and estimates the amount and timing of contingent interest payments on, and payment upon maturity of, the notes, taking into account as a payment the fair market value of any Shares that might be paid upon a conversion of the notes. The projected payment schedule must produce the comparable yield. The comparable yield and projected payment schedule are included as an exhibit to the indenture relating to the notes, and you may also obtain the comparable yield and projected payment schedule by submitting a written request for it to us at the following address: Starwood Hotels & Resorts Worldwide, Inc., 1111 Westchester Avenue, White Plains, New York, 10604, Attention: General Counsel. Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes each Holder of the notes will be deemed to have agreed, for United States federal income tax purposes, to be bound by our determination of the comparable yield and projected payment schedule.

      The comparable yield and the projected payment schedule are not provided for any purpose other than the determination, for United States federal income tax purposes, of your interest income and adjustments thereof in respect of the notes and do not constitute a representation regarding the actual amount of the payments on a note.

Adjustment to Interest Accruals on the Notes

      If the actual contingent payments made on the notes (i.e., the contingent interest payments and amounts payable at maturity, taking into account as a payment the amount of cash and the fair market value of any Shares that might be paid upon any conversion of a note) differ from the projected contingent payments, adjustments will be made to account for the difference. A net positive adjustment for a taxable year, which is the net amount by which actual contingent payments in that year exceed the projected contingent payments in that year, will be treated as additional interest income in the current year. For this purpose, the payments in a taxable year include the fair market value of stock or property received in that year. A net negative adjustment for a taxable year, which is the net amount by which the projected payments in that year exceed the actual payments in that year, will be treated in the following manner:

•	first, the net negative adjustment will reduce the amount of interest required to be accrued in the current year (determined before any adjustment);

•	second, any remaining net negative adjustment will be treated as ordinary loss to the extent that, with respect to prior years, your total interest income with respect to the notes exceeds net negative adjustments treated as ordinary loss; and

•	third, any remaining net negative adjustments generally will be treated as a regular negative adjustment in the following taxable year (with any net negative adjustment in the taxable year of a disposition of a note reducing the Holder’s amount realized).

      By acceptance of a beneficial interest in the notes you will be deemed to have agreed, for United States federal income tax purposes, to treat, without limitation, the amount of cash and the fair market value of any Shares received upon a conversion of a note as a contingent payment. Under such treatment, the actual contingent payments realized by you for purposes of the interest adjustment rules stated above will include the amount of cash and the fair market value of the Shares you receive upon conversion at the note’s maturity. Therefore, to the extent you do not convert your note, or to the extent you convert a note at its maturity and the actual amount realized by you upon conversion differs from the amount rejected on the projected payment schedule, adjustments under the foregoing rules would generally be required. Although not entirely clear, it appears that somewhat different rules apply if you convert a note other than at the note’s maturity. In that case, the amount of cash and the fair market value of any Shares received upon conversion will be included in the amount realized for purposes of the rules set forth below under “— Sale, Exchange or Conversion of a Note”.

Rules Applicable to Holders Purchasing their Notes other than at the Adjusted Issue Price

      A Holder acquiring a note for an amount other than its “adjusted issue price”, as defined above under “— Accrual of Interest Income” (for example, because the Holder purchases the note other than at its original issuance, or because the Holder purchases the note at its original issuance but at a price other than the first price at which a substantial amount of the notes was initially sold to the public) will generally accrue interest and make adjustments to such accruals in accordance with the rules described above under “— Accrual of Interest Income” and “— Adjustment to Interest Accruals on the Notes.” However, to the extent that a Holder’s basis in the note differs from the note’s adjusted issue price, the Holder must reasonably allocate any such difference among the daily portions of interest accruing over the remaining term of the note and/or the remaining projected payments. Amounts so allocated will be treated as a positive or negative adjustment, as the case may be, on the date of accrual or payment and the Holder’s basis in the note will be increased or decreased, as the case may be, to reflect such adjustment. Holders are encouraged to consult with their own tax advisors concerning the proper application of these rules.

Sale, Exchange or Conversion of a Note

      Upon the sale, exchange, conversion, redemption or retirement of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the notes. Any such gain generally will be treated as ordinary interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior interest income on the note in excess of prior negative adjustments treated as ordinary loss. Any loss in excess of that amount will be treated as capital loss. Upon a conversion, redemption or retirement of a note at the note’s maturity, you will be treated as realizing the amount projected to be received at such time (rather than the amount actually received) and, if the amount of cash and the fair market value of Shares actually received by you is different from the projected amount, such difference will be subject to the rules summarized under “— Adjustment to Interest Accruals on the Notes”. Although not entirely clear, it appears that somewhat different rules apply upon a conversion, redemption or retirement of a note other than at the note’s maturity. In that case, in computing the amount realized in the sale or exchange transaction you will take into account the amount of cash and the fair market of Shares actually received at such time.

      Special rules apply in determining the tax basis of a note. Your basis in a note is generally increased by interest you previously accrued on the notes (before taking into account any adjustments), and reduced by the amount of any noncontingent payments and the projected amount of any contingent payments previously scheduled to be made.

      Under the treatment described above, your tax basis in the Shares received upon any put, conversion or redemption of a note will equal the then current fair market value of such Shares. Your holding period for the Shares received will commence on the day after conversion.

      Given the uncertain tax treatment of instruments such as the notes, you should contact your tax advisors concerning the proper United States federal income tax treatment of a sale, exchange, conversion, redemption or retirement of a note.

Constructive Distributions

      The conversion price of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in the assets or earnings of us or the Trust may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. In this regard, if adjustments to the conversion ratio upon a Share Separation alter your proportionate interest in our assets or earnings, such adjustments could result in deemed distributions to you.

Share Separation

      As described above under “Description of the Notes — Share Separation”, upon a Trust Assumption Event resulting from a Share Separation, it is likely that beneficial owners of notes would be treated for United States federal income tax purposes as exchanging their existing notes for new notes issued by the Trust and would be required to recognize gain or loss on the deemed exchange. Potential owners of notes must consult their own tax advisors in this regard.

Corporation Shares

      Distributions made to a United States Holder with respect to Corporation Shares up to the amount of the Corporation’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be taxable as dividends. Provided certain conditions are met, United States Holders that are corporations should be entitled to the dividends-received deduction with respect to amounts so treated. To the extent in excess of the Corporation’s current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital to the extent of the United States Holder’s tax basis in the Corporation Shares with respect to which the distribution was made, and thereafter as gain from the sale or exchange of such Corporation Shares.

      Under recently enacted United States federal income tax legislation, distributions to individual United States Holders with respect to Corporation Shares that are treated as dividends for United States federal income tax purposes under the foregoing rules may be subject to United States federal income taxation at reduced rates applicable to long-term capital gains. This tax relief is available for “qualified dividend income” received in tax years beginning after December 31, 2002 and on or before December 31, 2008. Unless this tax reduction is extended by future legislation, qualified dividend income received in tax years beginning on or after January 1, 2009 will be taxed at the rates applicable to ordinary income. “Qualified dividend income” generally includes dividends received from domestic corporations. However, it does not include dividends on stock (1) with respect to which the holder does not meet a minimum holding-period requirement or (2) to the extent the holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such stock).

      In general, a United States Holder will recognize capital gain or loss on the disposition of Corporation Shares in an amount equal to the difference between the amount realized on such disposition and the United States Holder’s adjusted basis in the Corporation Shares. The gain or loss generally will constitute long-term capital gain or loss if the United States Holder’s holding period for the Corporation Shares is more than one year. All or a portion of any loss realized upon a taxable disposition of Corporation Shares may be disallowed if other Corporation Shares are purchased within 30 days before or after such disposition.

Class B Shares

      The Trust has elected to be treated for United States federal income tax purposes as a “real estate investment trust”, or REIT. As long as the Trust qualifies as a REIT, distributions made by the Trust to United States Holders with respect to Class B Shares out of the Trust’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, and not designated as capital gain dividends, will be taxable to United States Holders as ordinary dividend income (although possibly subject to special rules, as described in the second succeeding paragraph) and will not be eligible for the dividends-received deduction otherwise available to corporations. To the extent they do not exceed the Trust’s actual net capital gain for the taxable year, distributions that are properly designated by the Trust as capital gain dividends will generally be taxed to United States Holders as long-term capital gain without regard to the period the United States Holders have held their Class B Shares. Any dividend declared by the Trust in October, November or December of any year payable to a United States Holder of record on a specified date in any such month will be treated as both paid by the Trust and received by the United States Holders on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year.

      If the Trust elects to retain and pay tax on its net capital gains, United States Holders of Class B Shares will be required to include their proportionate share of the undistributed long-term capital gains in income and will receive a credit for their respective shares of the tax paid by the Trust. The United States Holders’ tax basis in their Class B Shares will be increased by the amount of the undistributed long-term capital gains (less the amount of tax paid by the Trust) included in the United States Holders’ income.

      Under recently enacted United States federal income tax legislation, corporate distributions that are treated as dividends for United States federal income tax purposes may be subject to United States federal income taxation at reduced rates applicable to long-term capital gains. This tax relief is available for “qualified dividend income” received by individuals in tax years beginning after December 31, 2002 and on or before December 31, 2008. Although, under the legislation, dividends paid by REITs (other than those dividends properly designated as capital gain dividends) generally are not treated as qualified dividend income and therefore continue to be taxed at rates applicable to ordinary income, dividends received by an individual United States Holder with respect to Class B Shares will be treated as qualified dividend income eligible for the reduced rates to the extent such dividends are attributable to (1) qualified dividend income (including dividends received from non-REIT corporations) received by the Trust in the taxable year in which the dividend on the Class B Shares is paid, (2) the excess of the REIT’s “real estate investment trust taxable income” for the preceding tax year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on any such income, and (3) the excess of the REIT’s income for the preceding tax year subject to the built-in gain tax on certain assets acquired from C corporations over the tax payable by the REIT on any such income in the preceding tax year, in each case provided that the REIT properly designates such dividends as qualified dividend income.

      In general, a United States Holder will recognize capital gain or loss on the disposition of Class B Shares in an amount equal to the difference between the amount realized on such disposition and the United States Holder’s adjusted basis in the Class B Shares disposed of. The gain or loss will generally constitute long-term capital gain or loss if the United States Holder’s holding period for the Class B Shares is more than one year. However, any loss upon a sale or exchange of Class B Shares by a United States Holder who has held those shares for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of distributions from the Trust that are required to be treated by the United States Holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of Class B Shares may be disallowed if other Class B Shares are purchased within 30 days before or after such disposition.

      The foregoing is only a brief overview of certain United States federal income tax rules applicable to United States Holders of Class B Shares and does not purport to be complete. Potential investors in the notes are expected to consult their own tax advisors in that regard.

Non-U.S. Holders

      The following is a summary of certain United States federal income tax consequences that may be relevant to you if you are a Non-U.S. Holder of notes or Shares. The term “Non-U.S. Holder” means a Holder of a note or Share that is not a United States Holder.

      Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations”, “passive foreign investment companies” and “foreign person holding companies”. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that might be relevant to them.

      The United States federal income tax consequences to Non-U.S. Holders of owning the notes and Shares will be affected significantly to the extent either the Corporation or the Trust is treated as a “United States real property holding corporation” (“USRPHC”) for purposes of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) and, if so, the extent to which the notes, the Corporation Shares or Class B Shares are treated as “United States real property interests” (“USRPIs”). In general, Non-U.S. Holders otherwise not subject to United States federal income tax will be subject to tax under special rules applicable to investments in USRPIs.

      The Trust is and is expected to remain a USRPHC. Although it is uncertain whether the Corporation is a USRPHC, there can be no assurances that the Corporation is not or will not become a USRPHC. Except to the extent otherwise noted, this discussion assumes that both the Trust and the Corporation will be treated as USRPHCs at all times relevant to Non-U.S. Holders.

      Certain consequences summarized below are not clear, and the applicable rules are subject to differing interpretations. Each Non-U.S. Holder is expected to rely on its own tax advisor.

The Notes

      Although the applicable rules are not entirely clear, and subject to the discussion below, the Corporation currently intends to take the position that a 30% United States federal withholding tax will apply to the amount of any cash and the fair market value of any Shares delivered to you upon any conversion of a note, to the extent of any accrued interest income on the note, determined for United States federal income tax purposes under the rules set forth above under “— United States Holders”. As discussed above, under the Contingent Debt Regulations, interest income will generally accrue on the notes for United States federal income tax purposes based on the “comparable yield”, rather than at a lower rate based on the accruals on the notes for non-tax purposes. Each Non-U.S. Holder is strongly urged to consult with, and is expected to rely on, the Holder’s own tax advisor regarding the 30% United States federal withholding tax that may be imposed upon a conversion of a note.

      The 30% United States federal withholding tax will not apply to (i) any payment to you on the notes of stated interest at a fixed rate as described above under “Description of the Notes — Interest” and (ii) any payment to you on the notes of contingent interest described above under “Description of the Notes — Contingent Interest”, in each such case provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	either you provide your name and address, and certify, under penalties of perjury, that you are a Non-U.S. Holder (which certification may be made on an IRS Form W-8BEN or successor form) or you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you and the intermediary or partnership satisfy the certification requirements of applicable Treasury Regulations.

      If under the foregoing rules you are otherwise subject to the 30% United States federal withholding tax, the 30% United States federal withholding tax can be reduced or eliminated if you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) as described more fully below, IRS Form W-8ECI (or successor form) stating that amounts paid on the notes are not subject to withholding tax because such amounts are effectively connected with your conduct of a trade or business in the United States.

      Any gain realized by a Non-U.S. Holder upon the sale or exchange of a note generally will be subject to United States federal income tax if:

•	that gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or disposition, and certain other conditions are met; or

•	at the time of the sale or disposition, the note constitutes a USRPI (in which case such gain would, in general, be treated as if it were effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and withholding at a rate of 10% of the proceeds may also apply). For purposes of the USRPI rules:

•	During any period in which the notes are not regularly traded on an established securities market but the Shares are so traded, the notes will be treated as a USRPI with respect to a Non-U.S. Holder where, on the date of such Holder’s acquisition of the notes, the notes actually or constructively owned by such Non-U.S. Holder had a fair market value greater than the fair market value on that date of 5% of the outstanding Shares. It is unclear whether this rule should be applied by reference to the value of the notes relative to the aggregate value of the Shares, or whether this rule should be applied by treating the notes as being issued in part by the Corporation and in part by the Trust (based on some reasonable allocation method) and then comparing the value of each part to the value of the outstanding Corporation Shares and Class B Shares, as appropriate. In the event that a Non-U.S. Holder actually or constructively acquires additional notes at a later date, such Non-U.S. Holder’s interests in the notes must be aggregated and valued as of the date of the subsequent acquisition, with the effect that previously acquired notes may become USRPIs at such later date.

•	For any period during which the notes are regularly traded on an established securities market, the notes will be treated as USRPIs only with respect to a Non-U.S. Holder who, actually or constructively, beneficially owned more than 5% of the total fair market value of the notes at any time during the five-year period ending either on the date of the note’s disposition or other date of determination.

      In addition, even if gain on the sale or exchange of a note is not subject to taxation under the rules summarized above, it may nonetheless be subject to United States taxation because any gain realized upon the sale or disposition of a note is generally treated as interest income under the rules described above under “— United States Holders — Sale, Exchange or Conversion of a Note.” The application of the 30% federal withholding tax discussed above with respect to such gain which is treated as interest income is not clear, and consequently Non-U.S. Holders are urged to consult with their own tax advisors with respect to the United Sates federal income tax treatment of any gain realized on the sale, exchange or other disposition of a note, as well as the application of United States federal income tax to the amount of interest accrued on the notes and not previously included in United States federal taxable income. Non-U.S. Holders are expected to rely on the advice of their own tax advisors with respect to the United States federal income tax treatment of any gain realized upon the sale or exchange of a note.

      United States federal withholding taxes described above may be refundable or creditable provided required forms are filed with the Internal Revenue Service on a timely basis. Non-U.S. Holders are urged to consult with their own tax advisors as to the possibility of claiming a refund or credit for any United States federal income taxes withheld.

      If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes, or income or gain realized on the sale, exchange or conversion of the notes, is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular United States federal income tax on such interest and on any such income or gain in the same manner as if it were a United States Holder and will be required to provide the withholding agent with a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Corporation Shares

      Distributions made to a Non-U.S. Holder with respect to Corporation Shares up to the amount of the Corporation’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, will be taxable as ordinary dividend income. The Corporation, in accordance with applicable Treasury Regulations, will withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Holder unless (i) a lower rate is provided for under an applicable tax treaty and the Non-U.S. Holder files the required form evidencing eligibility for that reduced rate with the Corporation or (ii) the Non-U.S. Holder files an IRS Form W-8ECI (or successor form) with the Corporation claiming that the distribution is effectively connected with the conduct of a United States trade or business.

      If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits of the Corporation, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Corporation.

      If you are a Non-U.S. Holder, any gain realized by you upon the sale, exchange, redemption or other disposition of Corporation Shares generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States by you;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are, or have been during the shorter of the five-year period ending on the date of disposition and your holding period, a USRPHC for United States federal income tax purposes, unless the Corporation Shares are “regularly traded” on an “established securities market” (within the meaning of applicable Treasury Regulations) at the time of the sale or other disposition and you did not beneficially or constructively own more than 5% of the aggregate fair market value of the outstanding Corporation Shares at any time within the shorter of such five-year period and your holding period. As indicated above, this discussion assumes that we will at all times be a USRPHC. Although no assurances can be given in this regard, we currently expect that the Corporation Shares will continue to be “regularly traded” on an “established securities market” within the meaning of existing and temporary Treasury Regulations.

      If a dividend on a Corporation Share, or gain recognized with respect to a sale or exchange of a Corporation Share, is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder, such dividends or gain will be subject to United States federal income tax in the same manner as if the Non-U.S. Holder were a United States Holder and, in the case of a non-U.S. Holder that is a corporation, the Non-U.S. Holder might be subject to an additional 30% branch profits tax on the amount of the dividend or gain.

      Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment different from that described above.

Class B Shares

      Distributions made by the Trust to a Non-U.S. Holder that are not attributable to gain from sales or exchanges by the Trust of USRPIs and not designated by the Trust as capital gains dividends (as described above under “— United States Holders — Class B Shares”) will be treated as dividends of ordinary income, to the extent of the current or accumulated earnings and profits of the Trust. The Trust is generally required to withhold United States federal income tax at a rate of 30% on the gross amount of any such distributions made to a Non-U.S. Holder unless (i) a lower rate is provided for under an applicable tax treaty and the Non-U.S. Holder files the required form evidencing eligibility for that reduced rate with the Trust or (ii) the Non-U.S. Holder files an IRS Form W-8ECI (or successor form) with the Trust claiming that the distribution is effectively connected with the Non-U.S. Holder’s United States trade or business.

      If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits of the Trust, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Trust.

      Distributions to a Non-U.S. Holder that are attributable to gain from sales or exchanges by the Trust of USRPIs will cause the Non-U.S. Holder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Holders will thus generally be taxed at the same rates applicable to United States Holders. Also, such gain might be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation and that is not entitled to a reduction or an exemption under a tax treaty.

      The Trust is required to withhold and remit to the Internal Revenue Service 35% of any distributions that are or could be designated as capital gains dividends. That amount is creditable against the Non-U.S. Holder’s United States federal income tax liability.

      If you are a Non-U.S. Holder, gain realized by you upon a sale or other disposition of Class B Shares generally will not be subject to United States federal income tax if:

•	the Trust qualifies as a “domestically controlled REIT”; or

•	the Class B Shares are “regularly traded” on an “established securities market” (within the meaning of applicable Treasury Regulations) at the time of the sale or other disposition and you did not beneficially or constructively hold more than 5% of the aggregate fair market value of the outstanding Class B Shares at any time during a specified period;

provided that, such gain will be subject to United States federal income tax if (i) you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met or (ii) that gain is effectively connected with the conduct of a trade or business in the United States by you.

      For purposes of the foregoing, a “domestically controlled REIT” is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Corporation believes that the Trust currently qualifies as a domestically controlled REIT.

      If a dividend on a Class B Share, or gain recognized with respect to a sale or exchange of a Class B Share, is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder, such dividends or gain will be subject to United States federal income tax in the same manner as if the Non-U.S. Holder were a United States Holder and, in the case of a Non-U.S. Holder that is a corporation, the Non-U.S. Holder might be subject to an additional 30% branch profits tax on the amount of the dividend or gain.

      The foregoing is only a brief overview of certain United States federal income tax rules applicable to Non-U.S. Holders of Class B Shares and does not purport to be a complete discussion of those rules. Potential investors in the notes are expected to consult their own tax advisors in that regard.

Information Reporting and Backup Withholding

      If you are a United States Holder of notes or Shares, information reporting requirements will generally apply to all payments made by us with respect to the notes or Shares and to the cash proceeds arising from a sale or exchange of the notes or Shares, in each case unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments at a current rate of 28% if you fail to provide a taxpayer identification number, or a certification of exempt status, or if you fail to report in full interest or dividend income.

      If you are a Non-U.S. Holder, in general you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States Holder and you have given us the statement described above under “— Non-U.S. Holders — The Notes”. In addition, if you are a Non-U.S. Holder, you will not be subject to backup withholding or information reporting with respect to the proceeds arising from the sale of a note or Share within the United States or conducted through certain United States-related financial intermediaries if (1) the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States Holder or (2) you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to Non-U.S. Holders the amount of any interest or dividends paid to you as well as the amount of tax withheld (if any) from such amounts. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Disclosure Authorization

      Effective as of the date of this prospectus, you and each of your employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the notes and all materials of any kind, relating to such tax treatment and tax structure.

SELLING SECURITYHOLDERS

      The selling securityholders identified in the following table, including their respective donees, transferees, pledgees or other successors-in-interest, are offering for sale up to $360,000,000 aggregate principal amount of our notes and Shares issuable upon conversion of such notes. The aggregate proceeds to the selling securityholders from the sale of the notes and Shares offered hereby will be the purchase price of such notes or Shares, less any commissions or discounts. We will not receive any proceeds from the sale of the notes or Shares by the selling securityholders. We are registering the notes and Shares on behalf of the selling securityholders pursuant to a registration rights agreement entered into by us in connection with the original issuance, in a transaction not requiring registration under the Securities Act of 1933, to Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc.

      The following table sets forth information, as of the date of this prospectus, relating to the beneficial ownership of the notes and Shares, without taking into account any adjustments in the conversion price of the notes, by each selling securityholder. This information is based upon information provided to us by the selling securityholders. The selling securityholders may have sold, transferred or otherwise disposed of all or any portion of their notes or Shares or acquired additional notes since the date on which they provided this information to us.

      Because the selling securityholders may offer all or any portion of the notes and/or Shares, we cannot estimate the number of notes and/or Shares that will be held by the selling securityholders upon termination of such sales.

	Aggregate
	Principal	Percentage	Number of	Percentage of
	Amount That	of Notes	Shares That	Shares
Name	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

AIG DKR Sound Shore Opportunity Holding Fund Ltd. c/o DKR Capital Partners Ltd.	$2,500,000	*	50,000	*
Akela Capital Master Fund, Ltd.	5,000,000	1.39%	100,000	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	3,700,000	1.03%	74,000	*
Argent Classic Convertible Arbitrage Fund Ltd.	9,800,000	2.72%	196,000	*
Argent LowLev Convertible Arbitrage Fund LLC	1,700,000	*	34,000	*
BBT Fund, L.P.	10,000,000	2.78%	200,000	*
Bank Austria Cayman Island, Ltd. c/o Ramius Capital Group, LLC	1,000,000	*	20,000	*
BNP Paribas Equity Strategies, SNC	2,790,000	*	55,800	*
Concentrated Alpha Partners, L.P.	5,000,000	1.39%	100,000	*
Continental Assurance Company	1,100,000	*	22,000	*
Continental Casualty Company	8,900,000	2.47%	178,000	*
Cooperneff Convertible Strategies (Cayman) Master Fund L.P.	2,340,000	*	46,800	*
Gala Offshore Master Fund Ltd.	9,600,000	2.67%	192,000	*
Guggenheim Portfolio Co. XV, LLC c/o Ramius Capital Group, LLC	700,000	*	14,000	*
JMG Capital Partners, LP	4,000,000	1.11%	80,000	*
JMG Triton Offshore Fund, Ltd.	4,000,000	1.11%	80,000	*
KBC Convertible Mac28 Ltd.	1,800,000	*	36,000	*
KBC Convertible Opportunities Fund	10,800,000	3.00%	216,000	*
Lyxor/Gala II Fund Ltd.	2,700,000	*	54,000	*
Lyxor Master Fund c/o Argent	2,800,000	*	56,000	*
Man Convertible Bond Master Fund, Ltd. c/o Marin Capital Partners, LP	3,520,000	*	70,400	*
McMahan Securities Co. L.P.	2,000,000	*	40,000	*
Melody IAM Ltd.	1,500,000	*	30,000	*

	Aggregate
	Principal	Percentage	Number of	Percentage of
	Amount That	of Notes	Shares That	Shares
Name	May Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)

Nomura Securities Intl. Inc.(3)	18,500,000	5.14%	370,000	*
Ramius MasterFund, Ltd. c/o Ramius Capital Group, LLC	2,350,000	*	47,000	*
Ramius Partners II, LP c/o Ramius Capital Group, LLC	200,000	*	4,000	*
RBC Alternative Assets, L.P. c/o Sage Capital	300,000	*	6,000	*
RCG Halifax Master Fund, Ltd. c/o Ramius Capital Group, LLC	500,000	*	10,000	*
RCG Latitude Master Fund, Ltd. c/o Ramius Capital Group, LLC	2,350,000	*	47,000	*
RCG Multi Strategy Master Fund, Ltd. c/o Ramius Capital Group, LLC	400,000	*	8,000	*
S.A.C. Capital Associates, LLC(4) c/o S.A.C. Capital Advisors LLC	6,000,000	1.67%	120,000	*
Sage Capital	6,200,000	1.72%	124,000	*
Singlehedge US Convertible Arbitrage Fund	468,000	*	9,360	*
St. Thomas Trading, Ltd. c/o Marin Capital Partners, LP	6,480,000	1.80%	129,600	*
Sturgen Limited	396,000	*	7,920	*
Sunrise Limited Partnership	7,500,000	2.08%	150,000	*
Wachovia Securities International Ltd. (5)	11,500,000	3.19%	230,000	*
Xavex Convertible Arbitrage Fund 2 c/o Argent	500,000	*	10,000	*
Xavex Convertible Arbitrage Fund 5 c/o Ramius Capital Group, LLC	500,000	*	10,000	*
Zurich Institutional Benchmark Master Fund Ltd. c/o Argent	700,000	*	14,000	*
All other holders (6)	197,906,000	54.97%	3,958,120	1.69%

Total	$360,000,000	100%	7,200,000	3.58%

*	Less than one percent.

(1)	The numbers of Shares beneficially owned and being offered, as set forth in the table, have been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, include the Shares into which the notes are convertible, and assume a conversion price of $50.00 per Share and the payment of cash in lieu of fractional shares. In addition, the conversion price of the notes may be adjusted under certain circumstances which will change the number of Shares received upon their conversion. See “Description of the Notes — Conversion Rights.”

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 201,016,041 Shares outstanding as of June 30, 2003. In calculating this amount for each holder, we treated as outstanding the number of Shares issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. Does not include Shares that may be issued by us upon redemption or purchase of the notes by us at the option of the holder.

(3)	Nomura Securities International, Inc. (“Nomura”) and affiliates have held positions in Starwood equity securities during the past three years which, in Nomura’s view, have not created a material relationship with Starwood regarding the control, management or policies of Starwood. Without expressing a view as to the materiality of this information, Nomura Corporate Research and Asset Management, Inc., an affiliate of Nomura Securities International, Inc. manages the Nomura Bond & Loan Fund, which held $750,000 face value of a loan issued by Starwood Hotels & Resorts.

(4)	S.A.C. Capital Associates, LLC is the beneficial owner of 20,600 Shares.

(5)	Affiliates of Wachovia Securities International Ltd. are currently performing and have in the past performed various investment banking, general financing and advisory services for us and our affiliates for which they receive customary fees and expenses.

(6)	Information concerning other selling securityholders, including current holders of the notes for which we have not received information regarding their holdings, will be included in supplements to the accompanying prospectus, if required. For the purposes of this table, we have assumed that such holders do not beneficially own any other Shares, other than the Shares issuable upon conversion of the notes.

PLAN OF DISTRIBUTION

      The selling securityholders and their transferees, pledgees, donees and successors may sell the notes and the underlying Shares to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the Shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      In the case of the Shares, these sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our Shares may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

      In connection with the sale of the notes and the underlying Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the Shares in the course of hedging the positions they assume with the selling securityholders. The selling securityholders may also sell the notes and the underlying Shares short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying Shares to broker-dealers that in turn may sell these securities.

      Selling securityholders may not sell any, or may not sell all, of the notes and Shares offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and underlying Shares by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold thereunder, rather than pursuant to this prospectus.

      The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying Shares offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject, in whole or in part, any proposed purchase of notes or Shares to be made directly or through their agents. We will not receive any of the proceeds from this offering.

      Our Shares are listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or automated quotation system and can give no assurance as to the development of any trading market for the notes.

      In order to comply with the securities laws of some states, if applicable, the notes and the underlying Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and complied with.

      The selling securityholders and any broker-dealers, agents or underwriters that participate in the distribution of the notes and the underlying Shares may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any profits realized by the selling securityholders and any discounts, commissions or concessions received by these broker-dealers, agents or underwriters may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, selling securityholders who are deemed to be “underwriters” will be subject to the prospectus delivery requirements of the Securities Act and may be subject to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act.

      The selling securityholders and any other persons participating in the distribution of the notes and the underlying Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of the notes and underlying Shares by the selling securityholders and any such other person. In addition, Regulation M may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying Shares.

      With respect to a particular offering of the notes and the underlying Shares, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement, of which this prospectus is a part, will set forth the following information:

•	the specific notes or Shares to be offered or sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

      We entered into the registration rights agreement for the benefit of the holders of the notes to register their notes and the underlying Shares under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and underlying Shares, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and underlying Shares to the public, but each selling securityholder will be responsible for the payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that the total expenses of this offering payable by us will be approximately $156,000.

      We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of:

•	May 16, 2004, the date one year after the original issuance of the notes; and

•	the date all the notes and Shares covered by this prospectus have been sold.

      We are permitted to suspend the use of this prospectus under specified circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed

45 days in any 90-day period, but not to exceed an aggregate of 90 days for all periods in any 360-day period. In addition, notwithstanding the foregoing, we are permitted to suspend the use of this prospectus for up to 75 days in any 90-day period under certain circumstances relating to possible acquisitions, financings or other similar transactions. We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted as described above.

LEGAL MATTERS

      Certain legal matters relating to the validity of the securities offered hereby have been passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois, Venable, Baetjer and Howard, LLP, Baltimore, Maryland and Lionel Sawyer & Collins, Las Vegas, Nevada.

EXPERTS

      The consolidated financial statements and schedules of Starwood Hotels & Resorts Worldwide, Inc. and Starwood Hotels & Resorts (collectively, the “Company”) appearing in the Company’s Joint Annual Report on Form 10-K for the year ended December 31, 2002, as amended by the Company’s Joint Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set froth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.